UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 25)

GENZYME CORPORATION
(Name of Subject Company)

GENZYME CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

372917104
(CUSIP Number of Common Stock)

Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Andrew R. Brownstein Wachtell, Lipton, Rosen & Katz 51 West 52nd St New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 25 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, originally dated October 4, 2010, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, and as amended or supplemented from time to time, constitutes the “Offer”), originally included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9 filed on October 7, 2010 and any amendments thereto.

On February 16, 2011, the Company entered into an Agreement and Plan of Merger with Offeror and Sanofi (the “Merger Agreement”), pursuant to which Offeror agreed to (a) increase the Offer Price to (i) $74.00 per Share (the “Cash Consideration”), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, plus (ii) one contingent value right (a “CVR”; such CVR plus the Cash Consideration, the “Revised Offer Consideration”) per Share to be issued by Sanofi subject to and in accordance with a Contingent Value Rights Agreement, the form of which was previously filed as Exhibit (e)(17) hereto (the “CVR Agreement”) and (b) change certain other terms and conditions of the Offer (clauses (a) and (b) together, the “Revised Offer”). See Item 3 — “Past Contacts, Transactions, Negotiations and Agreements — (b) Arrangements with Offeror and Sanofi — Merger Agreement” for further information regarding the Merger Agreement.

Item 1.	Subject Company Information.

Item 1 of the Schedule 14D-9 is hereby amended and supplemented by replacing the final sentence under the section entitled “Securities” with the following:

“As of February 16, 2011, there were 262,706,431 Shares issued and outstanding.”

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by deleting Section (b) entitled “Tender Offer” in its entirety and replacing it with the following:

“(b) Tender Offer.

This Schedule 14D-9 relates to the exchange offer by Offeror and Sanofi to purchase all of the outstanding Shares at the Revised Offer Consideration upon the terms and subject to the conditions of the Revised Offer. The Revised Offer is disclosed in Amendment No. 19 to the Schedule TO, filed by Offeror and Sanofi on March 7, 2011 (the “Offer Amendment Date”), and is subject to the terms and conditions set forth in the Offer to Purchase and Letter of Transmittal, each as amended. The Schedule TO states that the Revised Offer is scheduled to expire at 11:59 p.m., New York City time, on April 1, 2011 (such expiration date, as it may be extended pursuant to the terms of the Merger Agreement, the “Revised Offer Expiration Date”), unless Sanofi and Offeror extend the Revised Offer pursuant to the terms of the Merger Agreement.

The Revised Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the MBCA, Offeror will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Sanofi. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than any Shares owned by Sanofi and Offeror, any Shares owned by the Company as treasury stock, and any Shares owned by shareholders who have properly exercised their statutory rights of appraisal under Part 13 of the MBCA) will be automatically converted into the right to receive consideration equal to the Revised Offer Consideration (the “Merger

Consideration”). See Item 3 — “Past Contacts, Transactions, Negotiations and Agreements — (b) Arrangements with Offeror and Sanofi — Merger Agreement” of this Schedule 14D-9 and Item 5 — “Past Contacts, Transactions, Negotiations and Agreements” of the Offer to Purchase for more information regarding the Merger Agreement.

The Schedule TO provides that the Revised Offer is subject to the following conditions:

•	the Company’s shareholders having validly tendered and not properly withdrawn prior to the expiration of the Revised Offer, that number of Shares, which, together with the number of Shares then owned beneficially by Sanofi and Offeror (together with their wholly-owned subsidiaries), constitutes at least a majority of the total number of Shares then outstanding on a fully diluted basis (the “Minimum Tender Condition”);

•	any applicable waiting period under the antitrust laws in the U.S., European Union, Japan, Brazil and the Republic of Korea, in respect of the transactions contemplated by the Merger Agreement having expired or been terminated (the “Regulatory Condition”);

•	(i) the registration statement on Form F-4 filed by Sanofi with the SEC to register the CVRs to be issued in connection with the Revised Offer (the “Registration Statement”) having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect and no proceedings for such purpose having been initiated or threatened by the SEC, (ii) the CVRs having been approved for listing for trading on Nasdaq (or such other exchange, electronic trading network or suitable trading platform as are mutually agreed by Sanofi and the Company), and (iii) the CVR Agreement having been duly executed and delivered by Sanofi and a trustee mutually agreeable to Sanofi and the Company and being in full force and effect ((i)-(iii) collectively, the “CVR Condition”);

•	no law, decree, judgment, order or injunction having been promulgated, enacted, entered, enforced, issued or amended by any governmental entity that restrains, enjoins or otherwise prohibits the making or consummation of the Revised Offer or Merger;

•	the Company not having breached or failed to comply in any material respect with any of its covenants, or agreements under the Merger Agreement, or, if such breach or failure to comply is capable of being cured within twenty days following receipt by the Company of written notice of such breach or failure, the Company having cured such breach or failure within such period;

•	the representations and warranties of the Company in Sections 4.11(b) (Absence of Material Adverse Effect) and 4.21 (Brokers; Certain Fees) of the Merger Agreement being true and correct as of the Revised Offer Expiration Date;

•	the representations and warranties of the Company in Sections 4.3 (Capitalization), 4.4(a) (Authority) and 4.22 (Takeover Laws) of the Merger Agreement that (x) are not made as of a specific date being true and correct (except for any de minimis inaccuracy) as of the Revised Offer Expiration Date, as though made on and as of the Revised Offer Expiration Date, and (y) are made as of a specific date being true and correct (except for any de minimis inaccuracy) as of such date;

•	the representations and warranties of the Company contained in the Merger Agreement (other than those set forth in the two clauses above) that (x) are not made as of a specific date being true and correct as of the date of the Merger Agreement and the Revised Offer Expiration Date, as though made on and as of the Revised Offer Expiration Date, and (y) are made as of a specific date being true and correct as of such date; in each case, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect”) has not had, individually or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement);

•	there not being pending a claim, action, suit, arbitration, mediation, investigation or proceeding by a governmental entity challenging or seeking to restrain or prohibit the consummation of the Revised Offer, the Merger or the other transactions contemplated thereby, in which such governmental entity, in the reasonable determination of Sanofi, has a substantial likelihood of success and which reasonably would be expected to have a material adverse impact on Sanofi and the Company and its subsidiaries taken as a whole;

•	since the date of the Merger Agreement, there not having occurred a Material Adverse Effect (as defined in the Merger Agreement) on the Company; and

•	the Merger Agreement having not been terminated pursuant to its terms.

Pursuant to the terms of the Merger Agreement, the Company has granted to Offeror an irrevocable option (the “Top-Up Option”), exercisable in whole but not in part on one occasion, to purchase, at a price per Share equal to the greater of (i) the closing price of a Share on Nasdaq the last trading day prior to the exercise of the Top-Up Option or (ii) the Cash Consideration, that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Offeror, at the time of exercise of the Top-Up Option (after giving effect to the issuance of the Top-Up Shares but excluding from Offeror’s ownership, but not from the outstanding Shares, those Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), constitutes one Share more than 90% of all outstanding Shares. If Offeror, Sanofi and their subsidiaries own at least 75% but less than 90% of the outstanding Shares at the time of acceptance by Offeror of valid tenders after the expiration of the Revised Offer (the “Acceptance Time”) or expiration of any applicable subsequent offering period, Offeror must exercise the Top-Up Option promptly (within one business day) after Offeror has accepted for payment all Shares validly tendered in the Revised Offer at the Acceptance Time or the expiration of a subsequent offering period, as applicable, if certain conditions are satisfied. These conditions include that the exercise of the Top-Up Option would not require the Company to issue more Shares than it has authorized and available for issuance, giving effect to Shares reserved for issuance under the Company’s equity plans and agreements as if such Shares were outstanding. For the avoidance of doubt, the Company, Sanofi and Offeror have acknowledged and agreed that in any proceeding by a Company shareholder demanding payment of fair value for Shares in accordance with Part 13 of the MBCA, and to the fullest extent permitted by applicable law, the fair value of the Shares subject to such a proceeding shall be determined in accordance with Part 13 of the MBCA without regard to the Top-Up Option or any Top-Up Shares. The Top-Up Option terminates concurrently with any termination of the Merger Agreement.

A copy of the Merger Agreement was filed as Exhibit (e)(16) to this Schedule 14D-9 and is incorporated herein by reference. The foregoing descriptions of the Merger Agreement and the Revised Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

Pursuant to the Revised Offer, the Company shareholders will receive one CVR for each Share tendered into the Revised Offer. Each CVR represents the contingent right to receive up to a maximum of $14.00 in CVR Payments (as defined in the CVR Agreement, the form of which was filed as Exhibit (e)(17) hereto and is incorporated herein by reference in its entirety). The summary of the terms of the CVR Agreement set forth in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements — (b) Arrangements with Offeror and Sanofi — CVR Agreement” of this Schedule 14D-9 and the summary of the CVRs and of the CVR Agreement contained in the Offer to Purchase under Item 5 — “Past Contacts, Transactions, Negotiations and Agreements” are incorporated herein by reference. Such summaries are qualified in their entirety by reference to the CVR Agreement.

The Schedule TO states that Sanofi has formed Offeror in connection with the Offer. The Schedule TO states that the registered office of Sanofi is located at 174, avenue de France, 75013, Paris, France and its telephone number at that address is + 33 1 53 77 40 00. The Schedule TO states that the principal executive offices of Offeror are located at 55 Corporate Drive, Bridgewater, New Jersey 08807 and its telephone number at that address is +1 (908) 981-5000.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The first two paragraphs under the heading “(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company” are deleted in their entirety and replaced with the following:

“The following is a discussion of material agreements, arrangements, understandings and actual or potential conflicts of interest of the Company and its affiliates that relate to the Revised Offer and the Merger. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest of the Company and its affiliates that are unrelated to the Offer and the Merger are discussed in Exhibit (e)(1).

Interests of Certain Persons

Certain members of management and the Company’s board of directors (the “Company Board”) may be deemed to have certain interests in the Revised Offer and Merger that are different from or in addition to the interests of the Company’s shareholders generally. The Company Board was aware of these agreements and arrangements as they relate to directors and executive officers during its deliberations on the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9.

The following is a discussion of all known material agreements and understandings and any actual or potential conflicts of interest between the Company and its directors or executive officers that relate to the Revised Offer. The following summaries are qualified in their entirety by reference to the Merger Agreement, the Amended and Restated Executive Employment Agreement, effective as of December 31, 2008, between the Company and Henri A. Termeer, the Amended and Restated Executive Employment Agreement, effective as of December 31, 2008, between the Company and Peter Wirth, the form of Severance Agreement between the Company and its executive officers, the form of Indemnification Agreement between the Company and its executive officers, the Company’s 2001 Equity Incentive Plan and associated forms of non-statutory stock option agreement and incentive stock option agreement, the Company’s 2004 Equity Incentive Plan and associated forms of incentive stock option agreement, non-statutory stock option agreement and restricted stock unit award agreement and the Company’s Senior Executive Annual Cash Incentive Program, copies of which are filed as Exhibits (e)(4), (e)(5), (e)(6), (e)(7), (e)(8), (e)(9), (e)(10), (e)(11), (e)(12), (e)(13), (e)(14) and (e)(15) to this Schedule 14D-9, respectively, and are incorporated herein by reference. In addition, certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in Exhibit (e)(1).

The Compensation Committee of the Company Board (comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the instructions thereto) has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the arrangements set forth below as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.”

2. The subsection entitled “Treatment of Shares, Stock Options and Restricted Stock Units in Connection with the Offer and Proposed Merger” under the heading “(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company” is deleted in its entirety and replaced with the following:

“Treatment of Shares, Stock Options and Restricted Stock Units in Connection with the Revised Offer and Merger

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares for exchange pursuant to the Revised Offer, they will receive the same consideration for their Shares on the same terms and conditions as the other shareholders of the Company. As discussed below in Item 4 — “The Solicitation or Recommendation,” to the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender their Shares into the Revised

Offer (other than Shares held by directors or executive officers that may be transferred prior to the Acceptance Time for estate planning or philanthropic purposes). If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer, will be converted into the right to receive the Merger Consideration at the Effective Time.

The following table shows the approximate amount of the cash payments and total potential CVR payments (assuming payment of all of the milestone payments upon the achievement of the milestones specified in the CVR Agreement) that each director and executive officer of the Company is entitled to receive in exchange for his or her Shares in the Revised Offer (assuming no Shares are transferred for estate planning or philanthropic purposes). This information is based on the number of Shares held by the Company’s directors and executive officers as of February 16, 2011.

			Total
Name of Executive	Number of	Cash	Potential CVR
Officer or Director	Shares	Consideration	Payments

Scott Canute	0	$0	$0
Zoltan Csimma	12,980	960,520	181,720
Thomas DesRosier	12,001	888,074	168,014
James Geraghty	4,834	357,716	67,676
David P. Meeker(1)	11,877	878,898	166,278
Richard Moscicki	21,048	1,557,552	294,672
Alan Smith	37,712	2,790,688	527,968
Sandford D. Smith	20,671	1,529,654	289,394
Henri A. Termeer(2)	708,914	52,459,636	9,924,796
Peter Wirth(3)	15,629	1,156,546	218,806
Michael S. Wyzga	28,059	2,076,366	392,826
Douglas Berthiaume(4)	75,206	6,245,031	1,052,884
Robert Bertolini	2,375	175,750	33,250
Gail Boudreaux	5,000	370,000	70,000
Steven Burakoff	0	0	0
Robert Carpenter	31,825	2,355,050	445,550
Charles L. Cooney(5)	12,011	1,189,038	168,154
Victor Dzau(6)	7,550	856,357	105,700
Eric Ende	0	0	0
Dennis Fenton	355	26,270	4,970
Connie Mack III(7)	5,000	815,768	70,000
Richard F. Syron	5,011	370,814	70,154
Ralph Whitworth(8)	10,608,623	785,038,102	148,520,722

(1)	The stock beneficially owned by Dr. Meeker includes 621 shares held by his wife and 495 shares held by his children. Dr. Meeker disclaims beneficial ownership of all shares held by his wife and children.

(2)	The stock beneficially owned by Mr. Termeer includes 2,371 shares held by his wife and 1,256 shares held in trusts for the benefit of Mr. Termeer’s children. Mr. Termeer disclaims beneficial ownership of all shares held by his wife and the trusts.

(3)	The stock beneficially owned by Mr. Wirth includes 148 shares held in an IRA account.

(4)	The stock beneficially owned by Mr. Berthiaume includes 4,048 shares held by his wife. Mr. Berthiaume disclaims beneficial ownership of all shares held by his wife. Also includes 9,005 full notional Shares held under the Company’s 1996 Directors’ Deferred Compensation Plan as of February 16, 2011, which would be cashed out at the Acceptance Time into a dollar amount equal to the product of (i) the last closing price of a Share prior to the Acceptance Time and (ii) such number of notional Shares. Such cash amount is included under “Cash Consideration” and is based on a $75.49 closing price per Share on March 1, 2011.

(5)	The stock beneficially owned by Dr. Cooney includes 7,164 shares held jointly with his wife, 240 shares held individually by his wife, 1,882 shares held by his son and 600 shares held by his grandchildren. Dr. Cooney disclaims beneficial ownership of all shares held individually by his wife, son and grandchildren. Also includes 3,977 full notional Shares held under the Company’s 1996 Directors’ Deferred Compensation Plan as of February 16, 2011, which would be cashed out at the Acceptance Time into a dollar amount equal to the product of (i) the last closing price of a Share prior to the Acceptance Time and (ii) such number of notional Shares. Such cash amount is included under “Cash Consideration” and is based on a $75.49 closing price per Share on March 1, 2011.

(6)	The stock beneficially owned by Dr. Dzau includes 2,550 shares held by his wife’s trust. Also includes 3,943 full notional Shares held under the Company’s 1996 Directors’ Deferred Compensation Plan as of February 16, 2011, which would be cashed out at the Acceptance Time into a dollar amount equal to the product of (i) the last closing price of a Share prior to the Acceptance Time and (ii) such number of notional Shares. Such cash amount is included under “Cash Consideration” and is based on a $75.49 closing price per Share on March 1, 2011.

(7)	Includes 5,905 full notional Shares held under the Company’s 1996 Directors’ Deferred Compensation Plan as of February 16, 2011, which would be cashed out at the Acceptance Time into a dollar amount equal to the product of (i) the last closing price of a Share prior to the Acceptance Time and (ii) such number of notional Shares. Such cash amount is included under “Cash Consideration” and is based on a $75.49 closing price per Share on March 1, 2011.

(8)	Mr. Whitworth is one of the principals of Relational Investors, LLC, or “RILLC.” RILLC is the record owner of 100 shares and sole general partner, or the sole managing member of the general partner, of Relational Investors, L.P. , Relational Fund Partners, L.P., Relational Coast Partners, L.P., RH Fund 1, L.P., RH Fund 6, L.P. Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XV, L.P., Relational Investors XVI, L.P., Relational Investors XX, L.P., Relational Investors XXII, L.P., Relational Investors XXIII, L.P., and Relational Investors Alpha Fund I, L.P. These limited partnerships own a total of 7,693,166 shares. An additional 2,234,482 shares are held in accounts managed by RILLC and an additional 408,500 shares are held through co-investment arrangements with Relational Investors VIII, L.P. Mr. Whitworth disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The business address for the entities listed above is c/o Relational Investors LLC, 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.

Treatment of Stock Options

Pursuant to the terms of the Merger Agreement, each outstanding option to purchase Shares (other than through the Company’s 2009 Employee Stock Purchase Plan (“ESPP”)) with an exercise price per Share underlying such option (the “Option Exercise Price”) that is equal to or greater than the Cash Consideration that is outstanding and unvested five business days after the Offer Amendment Date will vest in full on such date. The following table sets forth the number of stock options with an Option Exercise Price equal to or greater than the Cash Consideration held by each director and executive officer of the Company and the associated weighted average Option Exercise Price. The information is based on the number of such stock options held by the Company’s directors and executive officers as of February 16, 2011. The Company does not expect that any of its directors or executive officers will exercise any of the stock options in the table below. Each unexercised stock option to purchase Shares that is outstanding immediately prior to the

Acceptance Time that has an Option Exercise Price equal to or greater than the Cash Consideration will be cancelled at the Acceptance Time without consideration.

	Number of Shares
	Subject to Stock
	Options with Option
	Exercise Price Equal
Name of Executive	to or Greater than	Weighted Average
Officer or Director	Cash Consideration	Option Exercise Price

Scott Canute	0	$0
Zoltan Csimma	1,486	153.58
Thomas DesRosier	2,057	159.21
James Geraghty	1,111	153.65
David P. Meeker	0	0
Richard Moscicki	2,283	162.96
Alan Smith	2,283	162.96
Sandford D. Smith	1,469	135.57
Henri A. Termeer	24,157	150.47
Peter Wirth	3,681	173.34
Michael S. Wyzga	2,250	142.42
Douglas Berthiaume	1,900	205.11
Robert Bertolini	0	0
Gail Boudreaux	0	0
Steven Burakoff	0	0
Robert Carpenter	1,100	108.58
Charles L. Cooney	1,100	108.58
Victor Dzau	421	205.19
Eric Ende	0	0
Dennis Fenton	0	0
Connie Mack III	421	205.19
Richard F. Syron	0	0
Ralph Whitworth	0	0

Pursuant to the terms of the Merger Agreement, each outstanding option (whether or not vested or subject to any performance or other condition) to purchase Shares (other than through the ESPP) with an Option Exercise Price less than the Cash Consideration that is outstanding and unexercised immediately prior to the Acceptance Time will be cancelled at the Acceptance Time, and the holder of each such stock option will be entitled to receive (A) an amount in cash equal to (x) the excess, if any, of (i) the Cash Consideration over (ii) the Option Exercise Price, multiplied by (y) the total number of Shares subject to such stock option at the time of cancellation, and (B) one CVR per Share subject to such stock option at the time of cancellation. The approximate value of the net cash payments that each director and executive officer of the Company could receive for the Shares underlying such stock options and the total potential CVR payments for the CVRs issued for the Shares underlying such stock options (assuming payment of all of the milestone payments upon the achievement of the milestones specified in the CVR Agreement) is set forth in the table below (assuming that each such director and executive officer does not exercise any outstanding stock options with an Option Exercise Price less than the Cash Consideration prior to the Acceptance Time). This information is based on the number of stock options with an Option Exercise Price less than the Cash Consideration held by the Company’s directors and executive officers as of February 16, 2011.

	Number of		Number of			Total
	Shares	Cash	Shares	Cash		Potential CVR
	Subject to	Consideration	Subject to	Consideration	Total Cash	Payments with
	Vested	for Vested	Unvested	for Unvested	Consideration for	respect to
Name of Executive Officer or Director	Stock Options	Stock Options	Stock Options	Stock Options	Stock Options	Stock Options

Scott Canute	8,550	$192,204	84,200	$1,607,816	$1,800,020	$1,298,500
Zoltan Csimma	264,178	6,608,147	33,775	532,081	7,140,228	4,171,342
Thomas DesRosier	150,532	2,785,282	38,905	647,403	3,432,685	2,652,118
James Geraghty	183,549	3,629,684	28,950	456,069	4,085,753	2,974,986
David P. Meeker	311,210	6,676,915	96,500	1,629,295	8,306,210	5,707,940
Richard Moscicki	392,204	9,864,326	46,802	737,304	10,601,630	6,146,084
Alan Smith	367,129	8,869,165	46,802	737,304	9,606,469	5,795,034
Sandford D. Smith	220,850	2,935,559	86,850	1,368,207	4,303,766	4,307,800
Henri A. Termeer	3,261,017	77,873,433	386,000	6,080,920	83,954,353	51,058,238
Peter Wirth	647,195	16,828,245	86,850	1,368,207	18,196,452	10,276,630
Michael S. Wyzga	397,650	7,796,178	86,850	1,368,207	9,164,385	6,783,000
Douglas Berthiaume	93,000	1,552,890	7,125	160,170	1,713,060	1,401,750
Robert Bertolini	7,125	175,133	7,125	160,170	335,303	199,500
Gail Boudreaux	75,000	1,183,350	7,125	160,170	1,343,520	1,149,750
Steven Burakoff	0	0	7,125	160,170	160,170	99,750
Robert Carpenter	90,010	1,823,275	7,125	160,170	1,983,445	1,359,890
Charles L. Cooney	63,010	805,735	7,125	160,170	965,905	981,890
Victor Dzau	75,900	1,436,541	7,125	160,170	1,596,711	1,162,350
Eric Ende	0	0	7,125	160,170	160,170	99,750
Dennis Fenton	0	0	7,125	160,170	160,170	99,750
Connie Mack III	82,000	1,162,990	7,125	160,170	1,323,160	1,247,750
Richard F. Syron	60,000	636,450	7,125	160,170	796,620	939,750
Ralph Whitworth	7,125	152,048	7,125	160,170	312,218	199,500

Treatment of Restricted Stock Units

Pursuant to the terms of the Merger Agreement, all Company RSUs, including any Company RSUs that otherwise would vest based on the achievement of performance conditions, that are outstanding immediately prior to the Acceptance Time will vest in full immediately prior to the Acceptance Time. Each Share issuable under a Company RSU will be cancelled at the Acceptance Time and converted into the right to receive the Merger Consideration.

The following table shows the approximate amount of the Cash Consideration and total potential CVR payments (assuming payment of all of the milestone payments upon the achievement of the milestones specified in the CVR Agreement) that each director and executive officer of the Company is entitled to receive in exchange for the cancellation of his or her Company RSUs. This information is based on the number of Company RSUs held by the Company’s directors and executive officers as of February 16, 2011.

	Number of	Cash	Total Potential
Name of Executive Officer or Director	RSUs	Consideration	CVR Payments

Scott Canute	39,250	$2,904,500	$549,500
Zoltan Csimma	11,182	827,468	156,548
Thomas DesRosier	19,055	1,410,070	266,770
James Geraghty	14,500	1,073,000	203,000
David P. Meeker	49,250	3,644,500	689,500
Richard Moscicki	23,442	1,734,708	328,188

	Number of	Cash	Total Potential
Name of Executive Officer or Director	RSUs	Consideration	CVR Payments

Alan Smith	15,495	1,146,630	216,930
Sandford D. Smith	28,750	2,127,500	402,500
Henri A. Termeer	128,418	9,502,932	1,797,852
Peter Wirth	43,500	3,219,000	609,000
Michael S. Wyzga	43,500	3,219,000	609,000
Douglas Berthiaume	2,375	175,750	33,250
Robert Bertolini	2,375	175,750	33,250
Gail Boudreaux	2,375	175,750	33,250
Steven Burakoff	2,375	175,750	33,250
Robert Carpenter	2,375	175,750	33,250
Charles L. Cooney	2,375	175,750	33,250
Victor Dzau	2,375	175,750	33,250
Eric Ende	2,375	175,750	33,250
Dennis Fenton	2,375	175,750	33,250
Connie Mack III	2,375	175,750	33,250
Richard F. Syron	2,375	175,750	33,250
Ralph Whitworth	2,375	175,750	33,250

The following table sets forth the approximate total amount of compensatory payments that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Revised Offer and Merger as a result of the Company equity interests held by each director and executive officer as of February 16, 2011, assuming that each such director and executive officer does not exercise any outstanding stock options with Option Exercise Prices less than the Cash Consideration or transfer any Shares for estate planning or philanthropic purposes, in each case, prior to the Acceptance Time. The table does not include “change in control” payments if the executive officers are terminated in connection with the Merger. Such payments are detailed below in the section entitled “Employment and Severance Agreements.”

				Total		Total Potential
		Total		Potential	Total Cash	CVR Payments		Total
	Cash	Potential CVR	Cash	CVR	Consideration	with Respect	Total	Potential
	Consideration	Payments	Consideration	Payments	for Stock	to Stock	Cash	CVR
Name of Executive Officer or Director	for Shares	for Shares	for RSUs	for RSUs	Options	Options	Consideration	Payments

Scott Canute	$0	$0	$2,904,500	$549,500	$1,800,020	$1,298,500	$4,704,320	$1,848,000
Zoltan Csimma	960,520	181,720	827,468	156,548	7,140,228	4,171,342	8,928,216	4,509,610
Thomas DesRosier	888,074	168,014	1,410,070	266,770	3,432,685	2,652,118	5,730,829	3,086,902
James Geraghty	357,716	67,676	1,073,000	203,000	4,085,753	2,974,986	5,516,469	3,245,662
David P. Meeker	878,898	166,278	3,644,500	689,500	8,306,210	5,707,940	12,829,608	6,563,718
Richard Moscicki	1,557,552	294,672	1,734,708	328,188	10,601,630	6,146,084	13,893,890	6,768,944
Alan Smith	2,790,688	527,968	1,146,630	216,930	9,606,469	5,795,034	13,543,787	6,539,932
Sandford D. Smith	1,529,654	289,394	2,127,500	402,500	4,303,766	4,307,800	7,960,920	4,999,694
Henri A. Termeer	52,459,636	9,924,796	9,502,932	1,797,852	83,954,353	51,058,238	145,916,921	62,780,886
Peter Wirth	1,156,546	218,806	3,219,000	609,000	18,196,452	10,276,630	22,571,998	11,104,436
Michael S. Wyzga	2,076,366	392,826	3,219,000	609,000	9,164,385	6,783,000	14,459,751	7,784,826
Douglas Berthiaume	6,245,031	1,052,884	175,750	33,250	1,713,060	1,401,750	8,133,841	2,487,884
Robert Bertolini	175,750	33,250	175,750	33,250	335,303	199,500	686,803	266,000
Gail Boudreaux	370,000	70,000	175,750	33,250	1,343,520	1,149,750	1,889,270	1,253,000
Steven Burakoff	0	0	175,750	33,250	160,170	99,750	335,920	133,000
Robert Carpenter	2,355,050	445,550	175,750	33,250	1,983,445	1,359,890	4,514,245	1,838,690
Charles L. Cooney	1,189,038	168,154	175,750	33,250	965,905	981,890	2,330,693	1,183,294
Victor Dzau	856,357	105,700	175,750	33,250	1,596,711	1,162,350	2,628,818	1,301,300
Eric Ende	0	0	175,750	33,250	160,170	99,750	335,920	133,000

				Total		Total Potential
		Total		Potential	Total Cash	CVR Payments		Total
	Cash	Potential CVR	Cash	CVR	Consideration	with Respect	Total	Potential
	Consideration	Payments	Consideration	Payments	for Stock	to Stock	Cash	CVR
Name of Executive Officer or Director	for Shares	for Shares	for RSUs	for RSUs	Options	Options	Consideration	Payments

Dennis Fenton	26,270	4,970	175,750	33,250	160,170	99,750	362,190	137,970
Connie Mack III	815,768	70,000	175,750	33,250	1,323,160	1,247,750	2,314,678	1,351,000
Richard F. Syron	370,814	70,154	175,750	33,250	796,620	939,750	1,343,184	1,043,154
Ralph Whitworth	785,038,102	148,520,722	175,750	33,250	312,218	199,500	785,526,070	148,753,472

Treatment of the Company’s 2009 Employee Stock Purchase Plan Pursuant to the Merger Agreement

Under the Merger Agreement, the Company’s ESPP, a copy of which was filed as Exhibit (e)(18) to this Schedule 14D-9, will continue to be operated in accordance with its terms and past practices for the current offerings; provided that if the Acceptance Time is expected to occur prior to the end of any current offering under the ESPP, the Company will take all action as may be necessary to provide for Shares to be purchased in the applicable current offerings on an earlier date prior to the Acceptance Time in accordance with the terms of the ESPP. After that time, no further offering will be made under the ESPP, and the ESPP will be terminated as of the Acceptance Time, unless the Merger Agreement is earlier terminated.

The following table sets forth the number of Shares expected to be purchased by the Company’s executive officers under the ESPP at the end of the current offerings on March 24, 2011, assuming: (i) the executive officers do not withdraw from any offerings prior to such date, and (ii) a purchase price per Share which is equal to 85% of the fair market value of a Share at the beginning of the applicable offering period:

Number of Shares
Name of Executive Officer	to be Purchased

Scott Canute	0
Zoltan Csimma	124
Thomas DesRosier	138
James Geraghty	138
David P. Meeker	0
Richard Moscicki	0
Alan Smith	145
Sandford D. Smith	0
Henri A. Termeer	0
Peter Wirth	178
Michael S. Wyzga	0

3. The third and fourth paragraphs in the subsection entitled “Employment and Severance Agreements” under the heading “(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company” are deleted in their entirety and replaced with the following:

“Under the executive officer’s employment or severance agreement, as applicable, the amounts payable upon a change in control may be reduced under certain circumstances to the extent necessary to prevent payments to each executive officer from exceeding the limit of Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) applicable to “excess parachute payments” as defined in Section 280G of the Code. Using the Revised Offer Consideration, and assuming the employment of the Company’s executive officers is terminated following a change in control of the Company either by the Company without cause or by the executive officer for good reason on April 1, 2011 with no such reduction, they would be entitled to the following payments:

	Pro-Rated 2011	Lump Sum
Executive	Bonus (1)	Base+Bonus	Benefits	Total (2)

Scott Canute	$125,904	$2,018,800	$277,022	$2,421,726
Zoltan Csimma	94,740	1,664,050	259,195	2,017,984
Thomas DesRosier	94,740	1,774,750	274,004	2,143,493
James Geraghty	81,027	1,664,750	274,004	2,019,781
David P. Meeker	162,055	2,530,000	277,303	2,969,358
Richard Moscicki	100,973	1,896,500	277,363	2,274,836
Alan Smith	100,973	1,876,000	277,075	2,254,048
Sandford D. Smith	125,904	2,057,550	277,192	2,460,646
Henri A. Termeer	545,963	11,623,050	355,828	12,524,840
Peter Wirth	125,904	3,852,000	208,864	4,186,768
Michael S. Wyzga	125,904	2,100,600	274,109	2,500,613

(1)	The Compensation Committee of the Company Board has approved the payment of severance in accordance with the Company’s past practices for each executive officer (a) who is involuntarily terminated or (b) who terminates employment voluntarily for good reason, including the payment of pro-rated 2011 bonuses at target upon termination. The figures in this column are pro-rated to April 1, 2011.

(2)	The calculation of the total payment is based on the following:

•	pro-rated 2011 bonus at target, pro-rated to April 1, 2011;

•	base pay using salary as of April 1, 2011 times the applicable multiplier;

•	annual cash incentive, based on 2011 target bonus times the applicable multiplier;

•	health benefits, based on 2011 COBRA rates;

•	life, accident and disability insurance premiums, based on current formula calculations;

•	outplacement services, using the maximum provided for in the agreements; and

•	relocation services of $200,000, based on most recent costs paid by the Company for executive relocation.

The calculation does not include an estimate of potential legal costs associated with termination, and does not include the value of any acceleration of equity awards because all equity awards held by each executive officer will have vested and been cancelled and cashed out at the Acceptance Time.”

4. The following paragraphs are added after the final paragraph under the subsection “Director Compensation” under the heading “(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company”:

“The Company Board has authorized the payment of $75,000 as a special compensation award to the Company’s Lead Director, Robert Carpenter, as compensation for past services performed by the Lead Director in connection with the transaction with Sanofi and Offeror. The Compensation Committee of the Company Board has approved such special compensation award as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

The Company’s 1996 Directors’ Deferred Compensation Plan will be terminated as of the Acceptance Time, and all amounts payable thereunder will be distributed no later than ten business days following the Acceptance Time.

Employment Agreements Following the Merger

As of the date of this Schedule 14D-9, Sanofi and Offeror have informed the Company that none of the Company’s current executive officers have entered into any agreement, arrangement or understanding with Sanofi, Offeror or their affiliates regarding employment with the Surviving Corporation. Sanofi has informed the Company that it currently intends to retain certain members of the Company’s management team following the Effective Time. As part of its retention efforts, Sanofi may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with the Company’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion, and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the Effective Time and would not become effective until the Effective Time.

Effect of Merger Agreement on Employee Benefits

The Merger Agreement provides that for the period commencing with the earlier of (i) the time the designees of Sanofi and Offeror first constitute at least a majority of the Company Board and (ii) the Effective Time (the “Control Time”) until the first anniversary thereof (the “Continuation Period”), Sanofi will cause the Surviving Corporation to provide each Company employee employed by the Surviving Corporation at the Control Time (“Current Employees”) who continues to be employed by the Surviving Corporation during the Continuation Period with (i) base compensation and target incentive compensation that is no less favorable than that provided immediately prior to the Control Time and (ii) benefits that are of comparable economic value in the aggregate to benefits provided by the Company immediately prior to the Control Time (but excluding equity and equity-based compensation, retention, stay or transaction bonuses or similar arrangements). Pursuant to the Merger Agreement, Sanofi will cause the Surviving Corporation and its subsidiaries to honor all obligations and agreements relating to 2010 employee bonuses (including bonuses for the Company’s executive officers), to the extent not paid prior to the Effective Time. During the Continuation Period, Sanofi has agreed to cause the Surviving Corporation to pay, consistent with the Company’s past practice in similar circumstances, to each Current Employee (i) who is involuntarily terminated or (ii) in the case of any employee covered by an employment, change in control, severance or similar agreement or entitlement providing for benefits upon a voluntary termination for good reason, who terminates employment voluntarily for good reason, severance in accordance with the Company’s past practices, including with respect to bonuses.

Sanofi will, and will cause the Surviving Corporation to, recognize all service of Current Employees for vesting and eligibility purposes (but not for accrual purposes, except for vacation and severance, if applicable) under employee benefit plans of Sanofi, the Surviving Corporation and its subsidiaries, to the same extent as such service was taken into account under the corresponding Company plans for these purposes (provided that such crediting of service will not apply if it results in a duplication of benefits for the same period of service). For the calendar year in which the Control Time occurs, Current Employees will generally not be subject to any eligibility requirements or pre-existing condition limitations under any employee health benefit plan of Sanofi, the Surviving Corporation or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company plans in which they participated prior to the Control Time. Sanofi has agreed to, and has agreed to cause the Surviving Corporation and its subsidiaries to, give Current Employees credit under such employee benefit plans for co-payments made and deductibles and maximum out-of-pocket limitations in respect of the year in which the Control Time occurs.”

5. The following paragraph is added after the final paragraph under the subsection entitled “Indemnification of Executive Officers and Directors” under the heading “(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company”:

“Section 16 Matters

Pursuant to the Merger Agreement, the Company Board has adopted a resolution so that the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.”

6. The following paragraph is added after the second paragraph under the subsection entitled “Shareholder Derivative Actions” under the heading “(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company”:

“The Company has filed motions to dismiss the District Court Actions and the State Court Actions. Plaintiffs in both cases have filed motions seeking discovery in order to respond to the dismissal motions, and the Company plans to oppose those motions.”

7. The following paragraphs are added after the last paragraph under the subsection entitled “Contingent Value Rights Agreement” under the heading “(b) Arrangements with Offeror and Sanofi”:

Additional Background — Production Milestone: Cerezyme and Fabrazyme

The Production Milestone (as defined in the CVR Agreement) is tied to the Company’s production levels for two products, Cerezyme® and Fabrazyme®.

In June 2009, the Company interrupted production of Cerezyme and Fabrazyme at its Allston, Massachusetts facility after identifying a virus in a bioreactor used for Cerezyme production. The Company resumed Cerezyme shipments in the fourth quarter of 2009. In February 2010, the Company began shipping Cerezyme at a rate equal to 50% of estimated product demand in order to build a small inventory buffer to help it better manage delivery of the Cerezyme available. The Company continued shipping at 50% of estimated product demand through the second quarter of 2010, due in part to the impact of a second interruption in production in March 2010 resulting from a municipal electrical power failure that compounded issues with the facility’s water system. The Company increased supply of Cerezyme in the third quarter of 2010 and Cerezyme patients in the United States were able to begin to return to normal dosing levels in September. Cerezyme patients on a global basis were able to return to normal dosing in the fourth quarter of 2010.

Due to the June 2009 production interruption, low manufacturing productivity upon re-start of production and efforts to build a small inventory buffer, Fabrazyme shipments decreased in the fourth quarter of 2009 and the Company began shipping Fabrazyme at a rate equal to 30% of estimated product demand. The Company has developed a new working cell bank for Fabrazyme that has been approved by the United States Food and Drug Administration (“FDA”) and the European Medicines Agency. The new working cell bank has completed five runs and has had approximately 30% to 40% greater productivity than the prior working cell bank. Fabrazyme patients were able to begin doubling doses in the fourth quarter of 2010. The Company expects to fully supply global Fabrazyme demand for currently treated patients during the second half of 2011. The Company is also constructing a new manufacturing facility in Framingham, Massachusetts that will include four bioreactors that can be used for Cerezyme and Fabrazyme production. The Company expects to receive FDA approval for the new facility in the second half of 2011.

In light of these production interruptions, Sanofi and the Company designed the Production Milestone to trigger a payment to CVR holders in the event that the Company is able to achieve production and release of both 734,600 400-unit vial equivalents (as defined in the CVR Agreement) of Cerezyme and 79,000 35mg vial equivalents (as defined in the CVR Agreement) of Fabrazyme in 2011. In 2010, the Company produced 462,697 400-unit vial equivalents of Cerezyme and produced 42,048 35mg vial equivalents of Fabrazyme, which includes the impact of the production interruptions described above.

Additional Background — Approval Milestone and Product Sales Milestones: Alemtuzumab

The Approval Milestone (as defined in the CVR Agreement) and the Product Sales Milestones (as defined in the CVR Agreement) are tied to regulatory approval and revenues of alemtuzumab for treatment of multiple sclerosis (“MS”). MS is a chronic and debilitating disease in which the body’s immune system attacks the central nervous system. Alemtuzumab is a humanized monoclonal antibody that binds to a specific target on certain immune system cells, resulting in the depletion of these cells while allowing the immune system to reconstitute itself. It is estimated that there are approximately 2.1 million MS patients worldwide. Worldwide sales of MS therapies exceeded $10 billion in 2009 and are expected to reach $13 billion by 2012, driven by anticipated growth in the number of MS patients under treatment, price increases of current therapies and the approval of new therapies. Despite advances in the management of MS, there remains an unmet medical need for therapies with greater efficacy, better tolerability and improved convenience. Alemtuzumab for treatment of MS has demonstrated improved efficacy versus Rebif® (a standard of care therapy) in phase 2 clinical trials and is anticipated to be dosed on a once-yearly basis, which would be more tolerable and convenient than the dosing regimens of many existing therapies that require frequent, and in some cases daily, injections.

The Company is currently developing alemtuzumab for the treatment of Relapsing-Remitting MS, or RRMS, the most common form of MS. Approximately 85% of patients with MS will have RRMS, with some of these patients later developing more severe forms of the disease. The Company has completed enrollment in two phase 3 clinical trials of alemtuzumab versus Rebif® (a standard of care therapy) for the treatment of RRMS, from which the Company expects to obtain results in 2011. Five-year follow up data from the Company’s phase 2 study continues to show durable treatment effect. Under an agreement with Bayer Schering Pharma AG, the Company has worldwide commercialization rights to alemtuzumab and is primarily responsible for its development.

The Approval Milestone is designed to trigger a payment to CVR holders in the event that the Company receives FDA approval of alemtuzumab for treatment of MS by March 31, 2014. Company management currently anticipates product approval in the United States in the second half of 2012.

The Product Sales Milestones are designed to trigger payments to CVR holders in the event that the Company achieves certain anticipated revenue forecasts for sales of alemtuzumab for treatment of MS. The time period for measurement of Product Sales Milestone #1 (as defined in the CVR Agreement) is intended to permit measurement of sales of alemtuzumab in each of several major-market countries for approximately four calendar quarters after the product has started commercial sales in each such country (and, for all other countries, to measure global sales over a four-calendar-quarter period that does not start until approximately a year after the launch of alemtuzumab).

The Company has previously disclosed the following revenue forecasts for sales of alemtuzumab for the treatment of MS. The Company can provide no assurance about the reliability of these revenue forecasts or that these revenue forecasts will be achieved. Although these forecasts represent the Company’s best estimates at the time the forecasts were developed, they have not been probabilized:

Projected Alemtuzumab MS Global Revenues
($M)

Item 4.	The Solicitation and Recommendation.

Item 4 is hereby revised and supplemented as follows:

1. The following replaces the information under the heading “(a) Recommendation of the Company Board of Directors”:

“At a meeting held on February 15, 2011, the Company Board unanimously: (i) determined that the Merger Agreement, the Revised Offer and the Merger are in the best interests of the Company; (ii) adopted the Merger Agreement; (iii) approved the Revised Offer and the Merger; (iv) directed that the Merger Agreement be submitted to the holders of the Shares for approval (unless the Merger is consummated in accordance with Section 11.05 of the MBCA); and (v) consented to the Revised Offer and resolved to recommend acceptance of the Revised Offer and approval of the Merger Agreement by the holders of Shares.

Based on the foregoing, the Company Board recommends that the Company’s shareholders ACCEPT the Revised Offer and tender their Shares to Offeror and, if shareholder approval is required by applicable law, approve the Merger Agreement.

A copy of the joint press release issued by the Company and Sanofi announcing the transaction was filed as Exhibit (a)(38) hereto and is incorporated herein by reference.”

2. The following paragraphs are added after the final paragraph under the heading “(b) Background and Reasons for the Recommendation of the Company Board — Background of the Offer”:

“As has been previously disclosed in this Schedule 14D-9, the Company and Sanofi engaged in multiple discussions leading up to the Revised Offer, through both advisors and executives of each party. The following is additional background on these discussions.

On November 8, 2010, Mr. Termeer and Mr. Viehbacher met at an industry conference. Each of Messrs. Termeer and Viehbacher expressed frustration with the lack of progress with respect to a potential transaction and acknowledged that it would be difficult to make progress in direct discussions in light of the divergence in positions on valuation. At the conclusion of their meeting, Messrs. Termeer and Viehbacher agreed to consult with their respective internal teams to determine whether it would be appropriate for the financial advisors of the Company and Sanofi to meet to discuss the parties’ respective perspectives on valuation.

Following determinations that meetings of financial advisors would be appropriate, on November 11, 2010, the financial advisors of the Company and Sanofi met to discuss the differences between the Company’s and Sanofi’s perspectives with respect to the value of the Company. While representatives of Evercore and JPMorgan, two of Sanofi’s financial advisors, stated that Sanofi was not prepared to pay what they called a “hard $80” per Share, which was interpreted to mean a combination of cash and securities with a market value of $80 per Share, representatives of Credit Suisse and Goldman Sachs, the Company’s financial advisors, noted that the Company Board’s perspective was that a negotiated transaction should not be “in the $70s.”

At the direction of the Company Board, the Company’s financial advisors raised a concept that had been advanced by Mr. Viehbacher in an earlier meeting, specifically that the parties might bridge the gap in valuation by exploring the use of a contingent value right that would entitle holders to certain amounts tied to the performance of alemtuzumab. The Company’s financial advisors noted that because the future commercial potential of alemtuzumab remained a significant area of disagreement between Sanofi and the Company, linking the performance of the product to the payments under a contingent value right could eliminate a portion of the risk borne by Sanofi while at the same time preserving for the Company’s shareholders a portion of what the Company believed to be the substantial future commercial potential of the drug. Accordingly, the Company’s financial advisors noted that a contingent value right might serve to bridge the positions of the parties. The Company’s financial advisors also noted that while a contingent value right could be said to have an “intrinsic value” that reflects the present value of the expected payouts under the contingent value right calculated based on estimates as to the probability and timing of achieving the milestones under the contingent value right, contingent value rights issued in prior transactions tended initially to trade in the public markets at levels below their calculated intrinsic values.

Sanofi’s financial advisors agreed that a contingent value right merited further discussion, and the parties agreed to consult with their respective clients to discuss the concept further. Subsequently, and with input from their respective clients, the financial advisors met at various times and had numerous discussions regarding the potential structure of a contingent value right. During the course of these discussions, Sanofi’s financial advisors proposed a contingent value right that would pay up to $6.00 per contingent value right upon the achievement of certain milestones, which generally would include the receipt of FDA approval of alemtuzumab for MS and achievement of the Company’s revenue estimates and peak sales projections. During these discussions regarding the use of a potential contingent value right, the Company’s financial advisors told Sanofi’s financial advisors that the proposed contingent value right needed to have a higher intrinsic value and suggested that the contingent value right might have a higher intrinsic value if there were larger potential payments if the performance of alemtuzumab MS was consistent with the Company’s long-term projections. In addition, the Company’s financial advisors noted that a contingent value right alone would not bridge the gap in the parties’ valuation perspectives, and accordingly, an increase in the cash component, in addition to the proposed contingent value right, would be necessary.

By late December 2010, the financial advisors of the Company and Sanofi were discussing a structure that would entitle a holder of a contingent value right to a payment of $1.00 per contingent value right if FDA approval were received, and further entitle the holder to the following payments per contingent value right if certain revenue thresholds were achieved: $3.00 if annual alemtuzumab sales exceeded $400 million within a specified period after product launch; $3.00 if annual alemtuzumab sales exceeded $1.8 billion; $3.00 if annual alemtuzumab sales exceeded $2.3 billion; and $2.00 if annual alemtuzumab sales exceeded $2.8 billion. The parties recognized that the details of the contingent value right, including, among other things, the payment timing and measurement periods for the revenue thresholds, could affect its intrinsic value.

The financial advisors also agreed that the precise intrinsic value of a contingent value right would depend upon the projected sales profile of alemtuzumab and how the contingent value right payment metrics were defined. Sanofi’s financial advisors, therefore, requested additional information regarding alemtuzumab to aid in their analysis of a contingent value right. At the direction of the Company Board, the Company’s financial advisors responded that it would be inappropriate to provide additional, confidential information on alemtuzumab to Sanofi before Sanofi provided the Company with greater transparency as to Sanofi’s views on the potential cash portion of the consideration. The Company’s financial advisors noted that the Company Board believed that Sanofi’s current offer of $69.00 per Share of cash consideration was insufficient for a negotiated transaction. Additionally, the Company’s financial advisors noted that the Company would be disclosing certain information relating to alemtuzumab publicly at an investor presentation on December 20, 2010.

On December 21, 2010, Sanofi’s financial advisors explained that Sanofi would be interested in a transaction consisting of cash consideration of $72.00 per Share coupled with a contingent value right having the terms and conditions then being discussed by the financial advisors. Sanofi’s advisors stated that this proposal had the support of the board of directors of Sanofi, but was conditioned upon approval by the Company Board and subject to due diligence and definitive documentation. The following day, the Company Board held a meeting to receive an update on discussions with Sanofi and to review Sanofi’s revised proposal. The Company Board determined that the revised proposal was inadequate and that it would not satisfy the Company Board’s position that value of a negotiated transaction not be “in the $70s.”

Sanofi’s financial advisors requested comments on the terms contained in their latest summary of the proposed terms and structure for a contingent value right and indicated that Sanofi would not move forward with reconsidering the cash portion of the consideration until it had greater clarity about the terms of a potential contingent value right. On December 27, 2010, the Company’s financial advisors outlined the Company’s principal comments to the contingent value right structure and payment mechanics to Sanofi’s financial advisors. The Company’s representatives reiterated the Company Board’s reluctance to continue discussing the contingent value right without additional information on the cash component of a revised proposal.

On January 4, 2011, Sanofi’s financial advisors provided a detailed response that described potential revised terms and conditions to a possible contingent value right. Based on these revised terms, Sanofi’s financial advisors suggested that these revised terms should increase the Company’s view of the intrinsic value of the proposed contingent value right. The Company’s financial advisors disagreed, but suggested certain modifications to the terms of the contingent value right that they believed could increase its intrinsic value.

On January 6, 2011, the Company Board held a meeting to approve the Company’s 2011 budget and to receive an update on discussions with Sanofi. During the course of the meeting, one of the directors, Dr. Victor Dzau, reported that he had received an email communication from Mr. Viehbacher concerning the lack of progress of discussions among the financial advisors and suggesting direct talks between the companies. Dr. Dzau shared the communication from Mr. Viehbacher with the other members of the Company Board. In response, Dr. Dzau informed Mr. Viehbacher that Dr. Dzau supported direct talks and reiterated the Company Board’s position on the terms for a negotiated transaction.

The following weekend, on January 8 and 9, 2011, Mr. Viehbacher and Mr. Termeer spoke several times by telephone about the possibility of moving forward with direct discussions on the terms and conditions of a contingent value right. Mr. Viehbacher informed Mr. Termeer that he would be in Cambridge the following week on January 14, 2011 and suggested that the two men could meet at such time to discuss a potential transaction. As a result of these conversations, on January 8, 2011, the Company’s legal advisors sent Sanofi’s legal advisors a draft of an agreement governing a potential contingent value right and agreed to meet in New York to discuss the agreement and other details regarding the terms of a potential contingent value right.

Representatives of the parties and their respective legal counsel met on January 11 and 12, 2011, and advanced discussions regarding the terms of a potential contingent value right. On January 14, 2011, Messrs. Termeer and Wirth met with Messrs. Viehbacher and Contamine. The executives at the meeting discussed issues about the terms of a potential contingent value right that remained open. Mr. Termeer noted that, if open issues could be satisfactorily resolved, the Company Board would likely be comfortable ascribing an intrinsic value of approximately $5.00 per contingent value right. Mr. Viehbacher then stated that Sanofi was not prepared to increase the cash portion of the consideration above $72.00 per Share. Mr. Termeer expressed disappointment with this position. In an attempt to bridge the gap in the cash consideration existing at this point, Mr. Termeer proposed that the Company pay its shareholders a special dividend of $3.00 per Share immediately prior to completion of a transaction. Mr. Viehbacher agreed to consider the dividend proposal and requested additional information regarding the Company’s cash position and fully diluted shares outstanding.

On January 17, 2011, Messrs. Termeer and Wirth reported on the discussions with Messrs. Viehbacher and Contamine to the Company Board, and the Company Board agreed to provide Sanofi with information regarding the Company’s cash position and fully diluted shares outstanding. Later that day, the Company provided the requested information to Sanofi. The following day, Mr. Viehbacher called Mr. Termeer to inform him that Sanofi had determined that it was not interested in the dividend proposal or increasing the cash portion of the transaction consideration above $72.00 per Share based on the information that had been provided. Mr. Termeer expressed his disappointment with this development. The Company Board then met telephonically that day to discuss Mr. Termeer’s conversation with Mr. Viehbacher, and the Company Board unanimously affirmed its position that Sanofi’s proposed consideration was inadequate. The Company Board also instructed its financial advisors to continue to review alternatives for maximizing shareholder value in the event the Company were to remain a standalone entity, including potentially paying an extraordinary dividend and potentially spinning off alemtuzumab in a separate company.

On January 18, 2011, following a discussion with Mr. Termeer, Mr. Whitworth, a member of the Company Board and the Chairman of the Strategic Planning Committee of the Company Board, as well as a principal and co-founder of Relational Investors (one of the Company’s major shareholders), called Mr. Viehbacher and reiterated the Company Board’s position. Mr. Whitworth noted that he believed a transaction could be agreed to at a cash consideration of $75.00 per Share plus the contingent value right that had been under discussion. Mr. Viehbacher then asked if a transaction could be agreed at a cash consideration of $73.50 per Share plus the contingent value right, to which Mr. Whitworth responded that he believed that proposal was not sufficient for a negotiated transaction.

On January 27, 2011, Mr. Termeer, Dr. Dzau, Mr. Viehbacher and Mr. Contamine met in Davos, Switzerland, where they were attending the World Economic Forum annual meeting, to discuss the terms of the potential contingent value right and overall terms for a possible revised offer. After considerable discussion, Mr. Viehbacher proposed revised consideration of $74.00 per Share plus a revised contingent value right with maximum total payments of $14.00 per Share, subject to a one-week due diligence period and negotiation of definitive documentation. Mr. Termeer and Dr. Dzau agreed to take Sanofi’s proposal to the Company Board and discuss the possibility for Sanofi to conduct due diligence for one week, subject to the parties entering into a confidentiality agreement. Mr. Termeer and Dr. Dzau communicated the terms of Sanofi’s proposal to Mr. Wirth and the Company’s financial advisors. The Company’s financial advisors evaluated the terms of the proposed contingent value right and, using an 8.5% discount rate and based on Company management’s estimates of the probability and timing of achieving the milestones that would be reflected in the contingent value right, preliminarily calculated a $5.58 intrinsic value for such a contingent value right. Based on the progress made in the discussions, the Company authorized its legal counsel to send Sanofi’s legal counsel drafts of a confidentiality agreement, a merger agreement and the Company’s comments to the draft contingent value rights agreement reflecting the increased maximum potential payments.

From January 29 through January 30, 2011, the Company’s legal counsel and Sanofi’s legal counsel negotiated the terms of the confidentiality agreement. On January 30, 2011, the Company Board met telephonically to discuss Sanofi’s proposal. At the meeting, the Company Board authorized the Company to enter into a confidentiality agreement with Sanofi and, subject to entering into a confidentiality agreement, to allow Sanofi to conduct due diligence. On January 31, 2011, the Company and Sanofi entered into the Confidentiality Agreement, and Sanofi commenced due diligence on the Company.

From January 31, 2011 through February 4, 2011, Sanofi conducted due diligence on the Company, and the Company and Sanofi engaged in negotiations over the terms and conditions of a merger agreement. The parties also continued to negotiate the terms of the contingent value rights agreement.

On February 4, 2011, the Company Board convened a special meeting with the Company’s senior management, and representatives of Credit Suisse, Goldman Sachs, Ropes & Gray and Wachtell, Lipton. Legal counsel reviewed again the fiduciary duties of the Company Board in connection with its consideration of a potential transaction with Sanofi and discussed the status of negotiations on the draft merger agreement and contingent value rights agreement. Representatives of each of Credit Suisse and Goldman Sachs reviewed with the Company Board their preliminary financial analyses of the consideration proposed to be paid in the proposed transaction. The Company Board also discussed certain of the risks and other countervailing factors related to entering into a merger agreement.

On February 5, 2011, representatives of Sanofi requested that the due diligence period be extended. On February 6, 2011, the Company Board met telephonically to receive an update on the process and agreed to permit Sanofi to continue to perform due diligence. The Company and Sanofi continued to negotiate terms of the merger agreement and the contingent value rights agreement.

On February 11, 2011, Mr. Viehbacher called Mr. Termeer to request a meeting between the two chief executive officers and their respective senior management teams to discuss Sanofi’s due diligence findings. Messrs. Viehbacher and Termeer and their respective senior management teams met in Boston on February 13 and 14, 2011. At the meetings, Mr. Viehbacher and other representatives of Sanofi discussed with the Company’s management the results of their due diligence, specifically findings regarding the Company’s Cerezyme and Fabrazyme inventory levels and the Company’s manufacturing operations and quality systems. Mr. Termeer and the members of his senior management team attempted to address follow-up questions from Sanofi by providing additional information on these matters. During the course of these discussions, Mr. Viehbacher proposed addressing Sanofi’s concerns by adjusting the cash portion of the consideration to $73.50 per Share and modifying the contingent value right such that $1.00 be tied to the Company meeting its 2011 inventory projections for Cerezyme and Fabrazyme instead of sales of alemtuzumab MS. After further discussion with Mr. Termeer, Mr. Viehbacher proposed that the contingent value right be modified as described above, while keeping the cash consideration at $74.00 per Share. Mr. Termeer agreed to communicate Sanofi’s revised proposal to the Company Board.

In the early evening on February 14, 2011, the Company Board convened telephonically to receive an update on the Company’s meetings with Sanofi. Mr. Termeer presented Sanofi’s revised proposal to the Company Board, and the Company Board agreed that the Company should continue negotiations with Sanofi. From February 14, 2011 through February 15, 2011, the Company and Sanofi negotiated and finalized the terms of the Merger Agreement and the contingent value rights agreement.

On February 15, 2011, the Company Board convened a special meeting with the Company’s senior management, and representatives of Credit Suisse, Goldman Sachs, Ropes & Gray and Wachtell, Lipton. Legal counsel reviewed again the fiduciary duties of the Company Board in connection with its consideration of a potential transaction with Sanofi and summarized the terms of the Merger Agreement and the CVR Agreement. Representatives of each of Credit Suisse and Goldman Sachs reviewed with the Company Board their financial analyses of the consideration proposed to be paid in the transaction. Each of Credit Suisse and Goldman Sachs rendered to the Company Board its oral opinion (each of which was subsequently confirmed in writing) as described under “— Opinions of Financial Advisors to the Company Board” to the effect that, as of the date of their respective written opinions, and subject to and based on the factors and assumptions set forth in each opinion, the Cash Consideration and the CVR to be paid to the holders of Shares (other than Sanofi and any of its affiliates) in the Revised Offer and the Merger pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. The full text of each of the written opinions of each of Credit Suisse and Goldman Sachs, which sets forth the assumptions and limitations, matters considered and procedures followed with respect to its respective opinion, is attached to this Schedule 14D-9 as Annex C and Annex D, respectively. Each of Credit Suisse and Goldman Sachs also advised the Company Board that, based on Company management’s estimates of the probability and timing of achieving the proposed milestones and using an 8.5% discount rate (based on estimates of the Company’s weighted average cost of capital), the adjustment to the CVR structure proposed by Mr. Viehbacher did not change their calculated intrinsic value of the CVR, which Credit Suisse and Goldman Sachs calculated to be $5.58 per CVR. Additionally, the Company Board reviewed the terms of the Top-Up Option under the Merger Agreement, including the consideration to be paid for the Top-Up Shares and the form and terms of the promissory note attached to the Merger Agreement that could be used to pay for a portion of the Top-Up Shares, and determined that the payment of the aggregate purchase price of the Top-Up Shares in (a) cash equal to the par value of the Top-Up Shares and (b) at Offeror’s option, either (i) cash equal to the balance of the aggregate purchase price or (ii) a promissory note in the form provided to the Company Board with a principal amount equal to the balance of the aggregate purchase price, would be adequate consideration for the Top-Up Shares.

In the course of its deliberations, the Company Board considered a number of issues, including those described more fully below under “Reasons for the Recommendation of the Company Board.” The Company Board also discussed certain of the risks and other countervailing factors related to entering into the Merger Agreement, which are also described more fully below under “Reasons for the Recommendation of the Company Board.” Following this discussion, the Company Board unanimously (i) determined that the Merger Agreement, the Revised Offer and the Merger are in the best interests of the Company; (ii) adopted the Merger Agreement; (iii) approved the Offer and the Merger; (iv) directed that the Merger Agreement be submitted to the holders of the Shares for approval (unless the Merger is consummated in accordance with Section 11.05 of the MBCA); and (v) consented to the Revised Offer and resolved to recommend acceptance of the Revised Offer and approval of the Merger Agreement by the holders of Shares.

Early in the morning on February 16, 2011, the Company, Sanofi and Offeror executed the Merger Agreement.

On February 16, 2011, the Company and Sanofi issued a joint press release announcing the transaction, Sanofi held a conference call with investors on which Mr. Termeer participated, the Company conducted a town hall meeting for its employees, in which Mr. Viehbacher participated, and the Company and Sanofi held a joint press conference.

On March 7, 2011, Sanofi and Offeror amended the Schedule TO to reflect the terms of the Revised Offer and Sanofi filed a registration statement on Form F-4 with the SEC to register the CVRs.”

3. The following paragraphs replace all of the paragraphs under the heading “(b) Background and Reasons for the Recommendation of the Company Board — Reasons for the Recommendation of the Company Board”:

“Reasons for the Recommendation of the Company Board

After careful consideration, the Company Board, by unanimous vote, adopted the Merger Agreement, approved the Revised Offer and the Merger and recommended that the Company’s shareholders accept the Revised Offer, tender their Shares to Offeror pursuant to the Revised Offer and, if required by Massachusetts law, vote their Shares in favor of the approval of the Merger Agreement.

In the course of reaching its decision to adopt the Merger Agreement and approve the Revised Offer and the Merger, the Company Board consulted with the Company’s senior management, outside legal counsel and financial advisors. Outside legal counsel provided advice regarding the Company Board’s fiduciary duties and the terms of the Merger Agreement and the CVR Agreement. The Company Board considered a number of material issues that it believed supported its decision, including the following:

The Company’s Financial Condition and Prospects

•	The Company Board reviewed the Company’s current and historical financial condition, results of operations, business, competitive position and prospects as well as the Company’s future business plan and potential long-term value taking into account its future prospects and risks if it were to remain an independent company, including in particular and without limitation:

•	the Company’s recent financial performance, which in the fourth quarter of 2010 reflected increasing supplies of Cerezyme® and Fabrazyme®, revenue growth across all major product lines, and reductions in operating expenses;

•	the Company’s prospects for continued growth, which involve the potential benefits inherent in, as well as the risks associated with, executing its business plan;

•	the Company’s progress on its five-point plan to increase shareholder value and its manufacturing recovery;

•	the Company’s product pipeline, including alemtuzumab for treatment of MS;

•	the highly competitive and rapidly evolving healthcare products industry; and

•	risks identified in the “Risk Factors” sections of the Company’s annual report on Form 10-K for the year ended December 31, 2009 and quarterly report on Form 10-Q for the quarter ended September 30, 2010.

Review of Strategic Alternatives

•	The Company Board considered potential strategic alternatives available to the Company, including the potential shareholder value as calculated by the Company and its financial advisors that could be expected to be generated by remaining an independent public company, as well as the potential benefits, risks and uncertainties associated with such alternatives.

•	The Company Board estimated that the Revised Offer and Merger were more likely to result in greater value to the Company’s shareholders than the value that could be expected to be generated from other strategic alternatives available to the Company, including remaining independent, paying an extraordinary dividend or implementing a spin-off of the alemtuzumab business, and considered the potential risks and uncertainties associated with those alternatives.

Probes

•	The Company Board directed the Company’s advisors and management to probe and evaluate alternatives for the Company and its assets. As part of these activities, the Company’s financial advisors contacted a number of third parties to gauge their interest in either acquiring the Company or purchasing a significant equity stake in the Company. None of the parties contacted determined to progress with respect to a transaction that, in the Company Board’s judgment, would generate more attractive value for the Company’s shareholders than the transaction proposed by Sanofi and Offeror.

•	The Company Board, based on feedback from the probes, assessed the probability that a third party would enter into a strategic relationship with the Company or acquire the Company on terms more favorable than those offered by Sanofi and Offeror to be low.

•	The Company Board also considered that while the Merger Agreement places certain limitations on the Company’s ability to solicit third party acquisition proposals, in the event a third party offered terms more favorable than those offered by Sanofi and Offeror, the Company is, subject to compliance with the terms and conditions of the Merger Agreement, permitted to furnish information to and negotiate with such third party, as well as to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal (after giving Sanofi the opportunity to match the superior proposal and upon the payment to Sanofi of a $575,000,000 termination fee).

Negotiations with Sanofi

•	Based on the fact that the negotiations between the Company and Sanofi were extensive, lasted for several months, and resulted in an increase from Sanofi’s initial Offer Price of $69.00 per Share to the Revised Offer Price of $74.00 and one CVR per Share, the Company Board believed that the Revised Offer represented Sanofi’s highest price and the highest price reasonably attainable for the Company’s shareholders in the near-term. In addition, the Company Board believed that including the CVR as part of the Merger Consideration was an effective means to allow the Company’s shareholders the ability to continue to share in the potential of alemtuzumab.

•	Sanofi represented that it will have available to it at the expiration of the Revised Offer and at the Effective Time, cash and cash equivalents sufficient to pay for all the Shares tendered pursuant to the Revised Offer, to make payments in respect of the Company’s equity awards, and to consummate the Merger, and the transactions are not conditioned on Sanofi receiving third party financing.

Full and Fair Value

•	The Company Board believed that the Revised Offer represents full and fair value for the Shares, taking into account the Company Board’s familiarity with the Company’s current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company’s future business plan and potential long-term value.

Premium to Current and Historical Trading Prices

•	Both the Cash Consideration per Share, and the Cash Consideration combined with the estimated intrinsic value of $5.58 for each CVR issued per Share, to be paid pursuant to the Revised Offer and Merger constitute significant premiums over the recent market price of the Shares, including:

•	a premium of approximately 48% (calculated based on the Cash Consideration) and 60% (calculated based on the Cash Consideration plus the estimated intrinsic value of the CVR) over the closing price per Share on July 1, 2010, the last trading day before rumors became public of Sanofi’s interest in a $20 billion transaction with a U.S. company; and

•	a premium of approximately 37% (calculated based on the Cash Consideration) and 47% (calculated based on the Cash Consideration plus the estimated intrinsic value of the CVR) over the closing price per Share on July 22, 2010, the last trading day before rumors of a potential acquisition of the Company by Sanofi became public.

Stock Price Performance and Analyst Price Targets

•	The Company Board considered information regarding the recent and past price performance of the Shares, including the 52-week high and low prices of the Shares prior to public rumors of Sanofi’s interest in the Company of $59.39 and $47.16, respectively, and the all-time high price of the Shares of $83.25. Additionally, the Company Board considered the views of Wall Street equity analysts regarding the Company prior to public rumors of Sanofi’s interest in the Company, which included valuations of the Company ranging from $50.00 to $78.00, and estimates of the Company’s 2011 standalone undisturbed Share price ranging from $53.82 to $62.10, based on an IBES median EPS estimate of $4.14 as of February 14, 2011.

Loss of Opportunity

•	The Company Board considered the possibility that, if it declined to adopt the Merger Agreement, there may not be another opportunity for the Company’s shareholders to receive a comparably priced transaction and that the short-term market price for the Shares could fall below the value of the Revised Offer Price, and possibly substantially below the value of the Revised Offer Price.

Certainty of Value and Liquidity

•	A substantial portion of the consideration to be paid in the Revised Offer and Merger is cash, which provides certainty of value and liquidity to the Company shareholders compared to stock or other forms of consideration.

•	The Revised Offer is conditioned on the CVRs being registered and transferable, so that Company shareholders should have liquidity with respect to any CVRs they receive.

Shareholder Participation in Future Potential of Alemtuzumab

•	The inclusion of CVRs in the Revised Offer Price and Merger Consideration provides Company shareholders who retain CVRs the ability to participate in the potential future upside and long-term value growth of alemtuzumab.

Tender Offer Structure and Timing of Completion

•	The Company Board believed that the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all outstanding Shares, should allow Company shareholders to receive the consideration in a relatively short time frame (subject to potential regulatory delays).

•	The Company Board considered the business reputation of Sanofi and its management and believed that the substantial financial resources of Sanofi should permit the Revised Offer and the Merger to be completed relatively quickly and in an orderly manner.

Analyses and Opinions of the Company’s Financial Advisors

•	Credit Suisse and Goldman Sachs provided financial analyses with respect to the Revised Offer Consideration per Share that were reviewed and discussed with the Company Board as described below under “— Opinions of Financial Advisors to the Company Board.”

•	Credit Suisse provided an oral opinion to the Company Board (subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated February 15, 2011), to the effect that, as of February 15, 2011 and based upon and subject to the factors, assumptions and limitations described in its written opinion, the Cash Consideration and the CVR, taken together, to be received by the holders of Shares in the Revised Offer and Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such shareholders (other than Sanofi and its affiliates). Credit Suisse’s written opinion is described below under “— Opinions of Financial Advisors to the Company Board,” and the full text of Credit Suisse’s written opinion to the Company Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached hereto as Annex C. Credit Suisse’s opinion was provided to the Company Board for its information in connection with its consideration of the Revised Offer and Merger. Credit Suisse’s opinion does not constitute advice or a recommendation to any shareholder as to whether or not such shareholder should tender Shares in connection with the Revised Offer, how such shareholder should vote or act on any matter relating to the proposed Merger or any other matter.

•	Goldman Sachs provided an oral opinion to the Company Board (subsequently confirmed in writing by delivery of Goldman Sachs’ written opinion dated February 16, 2011) to the effect that, as of February 16, 2011 and based upon and subject to the factors, assumptions and limitations described in its written opinion, the Cash Consideration and the CVR, taken together, to be paid to holders of Shares (other than Sanofi and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such shareholders. Goldman Sachs’ written opinion is described below under “— Opinions of Financial Advisors to the Company Board” and the full text of Goldman Sachs’ written opinion to the Company Board, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex D. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the Revised Offer and Merger. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of Shares should tender Shares in connection with the Revised Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

Conditions to Consummation of the Revised Offer and the Merger; Likelihood of Closing

•	The limited number of conditions to the Revised Offer and the Merger, the absence of a financing condition and the fact that the Revised Offer and the Merger are not subject to the approval of Sanofi’s shareholders increase the likelihood that the Revised Offer will be completed and the Merger will be consummated.

Terms of Merger Agreement

•	The Company Board considered that the terms of the Merger Agreement were the product of arm’s-length negotiations between the Company, on the one hand, and Sanofi and Offeror, on the other hand.

•	The Company Board considered the fact that, subject to payment of a $575,000,000 termination fee, and subject to compliance with the terms and conditions of the Merger Agreement, the Company may terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal after giving Sanofi the opportunity to match the superior proposal.

•	The Company Board considered the impact of the $575,000,000 termination fee and determined that it (i) is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Revised Offer and the Merger, (ii) is within the range of termination fees in other transactions of similar size and nature and (iii) would not preclude another party from making a competing proposal.

Grant of Top-Up Option

•	In order to facilitate the consummation of the Merger more quickly as a short-form merger under Massachusetts law, Offeror is required to exercise a Top-Up Option to purchase from the Company, under certain circumstances, at a price per Share equal to the greater of (i) the closing price of a Share on Nasdaq the last trading day prior to the exercise of the Top-Up Option or (ii) the Cash Consideration, additional Shares which, when added to the Shares owned by Offeror, would bring its level of ownership up to one Share more than 90% of all the outstanding Shares immediately after the issuance of the Shares pursuant to exercise of the Top-Up Option, thereby enabling Offeror to complete the Merger expeditiously as a short-form merger.

Regulatory Approvals

•	Significant regulatory approvals required to consummate the Revised Offer and the Merger had been received prior to the announcement of the Revised Offer.

Appraisal Rights

•	Statutory appraisal rights are available to the Company’s shareholders who do not tender their Shares in the Revised Offer and otherwise comply with all the required procedures under the MBCA, which allows such shareholders to seek appraisal of the fair value of their Shares as determined by Massachusetts courts.

The Company Board has also considered a variety of risks and other potentially negative aspects in its deliberations concerning the Revised Offer, the Merger and the Merger Agreement. These issues included the following:

Limited Participation in Future Growth or Earnings

•	Company shareholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in its value following the Revised Offer and Merger, other than through the CVRs; accordingly, Company shareholders will cease to participate in the possibility that the price of the Shares might have increased in the future to a price greater than the Revised Offer Price.

Risk and Uncertainty Associated with the CVRs

•	The milestone payments, if any, under the CVRs are uncertain and subject to the risk that Sanofi and its affiliates may not achieve any of the CVR milestones, including the Cerezyme and Fabrazyme production targets, timely FDA approval of alemtuzumab and alemtuzumab sales levels.

•	The total milestone payments, if any, under the CVRs will not be known for some time, and the CVRs represent a contingent contractual payment obligation of Sanofi and are subject to Sanofi’s continued creditworthiness, viability and ability to develop and commercialize alemtuzumab.

•	The CVRs are difficult to value and are expected to trade below their estimated intrinsic value.

Uncertainty Regarding Completion of Transaction

•	While the Company expects the Revised Offer and Merger will be consummated, there can be no assurance that the conditions in the Merger Agreement to the obligations of Offeror to accept for payment and pay for Shares tendered pursuant to the Revised Offer will be satisfied or that all conditions to the parties’ obligations to complete the Merger Agreement will be satisfied and, as a result, the Revised Offer and Merger may not be consummated.

•	The Offeror is not obligated to purchase any Shares in the Revised Offer unless, among other things, the Minimum Tender Condition, the Regulatory Condition and the CVR Condition have been satisfied, there is no law, decree, judgment, order or injunction by a governmental entity that restrains, enjoins or prohibits the consummation of the Revised Offer or Merger, the Company has complied with its covenants and has not breached its representations and warranties (subject to applicable materiality qualifiers), there is no pending proceeding by a governmental entity challenging the Revised Offer or Merger (if the proceeding has a substantial likelihood of success and would reasonably be expected to have a material adverse impact on Sanofi and the Company and its subsidiaries, taken as a whole), there has not been a Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement and the Merger Agreement has not been terminated.

Adverse Effect of Unconsummated Transaction

•	The Company Board considered the potential adverse effect on the Company’s business, stock price and ability to attract and retain key employees if the Revised Offer and Merger were announced but not consummated.

Tax Treatment

•	The fact that the receipt of cash and CVRs in exchange for Shares pursuant to the Revised Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes.

Restrictions on the Company’s Conduct of Business

•	The Merger Agreement contains restrictions on the conduct of the Company’s business prior to the Control Time, including generally requiring the Company to conduct its business only in the ordinary course consistent with past practice, subject to specified limitations, and that the Company will not undertake various actions related to the conduct of its business without the prior written consent of Offeror, which consent (with certain exceptions) is not to be unreasonably withheld. These restrictions may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Merger.

Limitation on Ability to Solicit Superior Proposals

•	The Merger Agreement restricts the Company’s ability to solicit proposals to acquire the Company from a third party. Sanofi and Offeror conditioned their willingness to enter into the Merger Agreement on including these provisions. The Company Board considered these provisions and believed they were reasonable in light of similar restrictions contained in other transactions of this type and the benefits of the Revised Offer and Merger to the Company’s shareholders. These restrictions include:

•	limitations on the Company’s ability to solicit third party acquisition proposals (although the Company does have the ability, subject to compliance with the terms and conditions of the Merger Agreement, to furnish information to and negotiate with any third party that makes a bona fide written acquisition proposal that would reasonably be expected to lead to or result in a superior proposal); and

•	the requirement that the Company pay a termination fee of $575,000,000 if the Merger Agreement is terminated under specified circumstances, including if the Company accepts a superior proposal.

Time, Effort and Costs

•	Substantial time, effort and costs are associated with entering into the Merger Agreement and completing the Revised Offer and the Merger. In addition, these activities involve substantial disruptions to the operation of the Company’s business, including the risk of diverting management’s attention from other strategic priorities in order to implement Merger integration efforts, and the risk that the operations of the Company would be disrupted by employee concerns or departures, or changes to or termination of the Company’s relationships with its customers, suppliers and distributors following the public announcement of the Revised Offer and Merger.

Interests of Certain Persons

•	The Company Board considered that certain members of management and the Company Board may be deemed to have certain interests in the Revised Offer and Merger that are different from or in addition to the interests of the Company’s shareholders generally. See Item 3 — “Past Contacts, Transactions, Negotiations and Agreements — Interests of Certain Persons” for further information regarding such interests.

The Company Board based its ultimate decision on its business judgment that the benefits of the Revised Offer and the Merger to the Company and its shareholders outweigh the negative considerations. The Company Board determined that the Revised Offer and the Merger represent the best reasonably available alternative to enhance shareholder value with limited risk of non-completion. Other than as described under “Background of the Offer,” the Company Board did not consider any other firm offers made for the Company during the last two years as there are no such offers of which the Company Board is aware.

The foregoing discussion of the information and issues considered by the Company Board is not intended to be exhaustive, but includes the material information, issues and analyses considered by the Company Board in reaching its conclusions and recommendation in relation to the Revised Offer, the Merger and the Merger Agreement. In light of the variety of issues and amount of information that the Company Board considered, the members of the Company Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the issues considered in determining its recommendation. However, the recommendation of the Company Board was made after considering the totality of the information and issues involved. Individual members of the Company Board may have given different weight to different issues in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s financial and legal advisors.

Opinions of Financial Advisors to the Company Board

Opinion of Credit Suisse

The Company retained Credit Suisse to act as financial advisor to the Company in connection with the initial Offer, the Revised Offer and the Merger (the Revised Offer and the Merger together, the “Transaction”). In connection with Credit Suisse’s engagement, the Company Board requested that Credit Suisse evaluate the fairness, from a financial point of view, to the holders of Shares (other than Sanofi and its affiliates), of the per Share consideration to be received by such shareholders in the Transaction pursuant to the Merger Agreement consisting of (x) the Cash Consideration, and (y) one CVR. For purposes of this subsection “Opinions of Financials Advisors to the Company Board”, we refer to the CVR together with the Cash Consideration as the “Consideration.”

On February 15, 2011, at a meeting of the Company Board to evaluate the Transaction, Credit Suisse rendered to the Company Board its oral opinion, which opinion was confirmed by delivery of a written opinion dated February 15, 2011, to the effect that as of that date and based on and subject to the matters described in its written opinion, the Consideration to be received by the holders of Shares pursuant to the Transaction was fair, from a financial point of view, to such shareholders, other than Sanofi and its affiliates.

The full text of Credit Suisse’s written opinion, dated February 15, 2011, to the Company Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex C and is incorporated in its entirety by reference into this Schedule 14D-9. The description of Credit Suisse’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Credit Suisse’s written opinion. Credit Suisse’s opinion was provided to the Company Board for its information in connection with its consideration of the Transaction. The opinion does not constitute advice or a recommendation to any shareholder as to whether or not such shareholder should tender Shares in connection with the Revised Offer, how such shareholder should vote or act on any matter relating to the proposed Merger or any other matter.

In arriving at its opinion, Credit Suisse:

•	reviewed the Merger Agreement, the form of the CVR Agreement and certain publicly available business and financial information relating to the Company;

•	reviewed certain other information relating to the Company, including certain financial forecasts relating to the Company provided to or discussed with Credit Suisse by the Company (including the projections and the CVR Projections summarized below under “Projected Financial Information”);

•	met with the Company’s management to discuss the business and prospects of the Company;

•	considered certain financial and stock market data of the Company and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of the Company;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which had recently been effected; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the updated financial forecasts for the Company and the assessments as to the probability and estimated timing of achievement of the Approval Milestone, each of the Product Sales Milestones and the Production Milestone (each as defined in the CVR Agreement) provided to Credit Suisse by the Company (including the updated projections and the CVR Projections summarized below under “Projected Financial Information”), the management of the Company advised Credit Suisse, and Credit Suisse assumed, that such forecasts and assessments (including the updated projections and the CVR Projections summarized below under “Projected Financial Information”) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company and the probability and timing of achievement of the Approval Milestone, each of the Product Sales Milestones and the Production Milestone, as applicable. Credit Suisse also assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the CVRs and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of the Company had advised Credit Suisse, and Credit Suisse assumed, that the CVR Agreement, when executed, will conform to the form reviewed by Credit Suisse in all respects material to its analyses. In addition, Credit Suisse was not requested to make, and has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor has Credit Suisse been furnished with any such evaluations or appraisals.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Shares of the Consideration to be received in the Transaction and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Credit Suisse did not express any opinion as to the price at which the CVRs will trade at any time or as to the solvency or viability of the Company or Sanofi or the ability of the Company or Sanofi to pay its obligations, including in respect of the CVRs, when they come due. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse’s opinion did not address the merits of the Transaction as compared to alternative transactions or strategies that may have been available to the Company, nor did it address the Company’s underlying decision to proceed with the Transaction.

The Company selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with the Company and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the Company’s engagement letter with Credit Suisse, Credit Suisse has received fees from the Company for its financial advisory services leading up to the Transaction, and the Company has agreed to pay Credit Suisse other customary fees in connection with the Transaction, a portion of which was payable upon execution of the Merger Agreement and a significant portion of which is contingent upon the consummation of the Revised Offer. In addition, the Company has agreed to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to Credit Suisse’s engagement.

Credit Suisse and its affiliates have in the past provided, and are currently providing, investment banking and other financial services to the Company and its affiliates, for which Credit Suisse and its affiliates have received, and would expect to receive, compensation including having acted as financial advisor to the Company in connection with a proxy contest in connection with the Company’s 2010 annual meeting of shareholders in June 2010, as initial purchaser in connection with the offering of the Company’s 3.625% Senior Notes due 2015 and 5.000% Senior Notes due 2020 in June 2010, as advisor to the Company in structuring its $1 billion accelerated stock repurchase program in June 2010, as financial advisor to the Company in connection with the sale of its interest in its Genetic Testing business unit in December 2010 and as financial advisor to the Company in connection with the sale of its Diagnostic products business in January 2011. Credit Suisse and its affiliates have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, Sanofi and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Sanofi and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

Opinion of Goldman Sachs

On February 15, 2011, at a meeting of the Company Board held to consider the Merger Agreement, Goldman Sachs rendered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion, dated February 16, 2011, to the effect that, as of the date of the written opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Consideration to be paid to the holders of Shares (other than Sanofi and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated February 16, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D hereto. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the Transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender Shares in connection with the Revised Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2009;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company;

•	annual reports to shareholders and Annual Reports on Form 20-F of Sanofi for the five fiscal years ended December 31, 2009;

•	certain interim reports to shareholders and quarterly reports included in Reports on Form 6-K of Sanofi;

•	certain other communications from the Company and Sanofi to their respective shareholders;

•	certain publicly available research analyst reports for the Company and Sanofi;

•	the Tender Offer Statement on Schedule TO filed by Sanofi and Offeror, with the SEC on October 4, 2010, as amended through Amendment No. 14 to the Tender Offer Statement on Schedule TO filed by Sanofi and Offeror with the SEC on February 9, 2011;

•	the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 with the SEC on October 7, 2010, as amended through Amendment No. 19 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on January 31, 2011; and

•	certain financial analyses and forecasts for the Company prepared by its management, including management’s updated forecasts and its assessments as to the probability and estimated timing of achievement of the Approval Milestone, the Product Sales Milestones and the Production Milestone (each as defined in the CVR Agreement) (including the updated projections and CVR Projections summarized below under “Projected Financial Information”) as approved for Goldman Sachs’ use by the Company.

Goldman Sachs also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition, and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company and Sanofi with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it and it does not assume any responsibility for any such information. In that regard, Goldman Sachs assumed with the Company’s consent that Company management’s updated forecasts and assessments described above were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Sanofi or any of their respective subsidiaries, and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Sanofi or on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the Consideration to be paid to the holders of Shares (other than Sanofi and any of its affiliates). Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement, the CVR Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of Shares pursuant to the Transaction or otherwise. Goldman Sachs’ opinion does not express any opinion as to the price at which the CVRs will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Sanofi or the ability of the Company or Sanofi to pay its obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Sanofi and any of their respective affiliates or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers, including beneficially owning Shares as a result of the trading in the securities of the Company by Goldman Sachs in connection with its accelerated share repurchase agreement with the Company referred to below. Goldman Sachs has advised the Company that as of February 16, 2011, Goldman Sachs and its affiliates beneficially owned approximately 3% of the outstanding Shares, consisting of (a) Shares held as a result of hedging transactions entered into in connection with the accelerated share repurchase agreement between Goldman Sachs and the Company (constituting less than 0.5% of the outstanding Shares) and (b) Shares held in trading accounts used for customer facilitation or to hedge exposure to client positions or for investment strategies. Goldman Sachs acted as financial advisor to the Company in connection with the Revised Offer and the Transaction and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided, and is currently providing, certain investment banking services to the Company and its affiliates for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to the Company with respect to a proxy contest in connection with the Company’s 2010 annual meeting of shareholders in June 2010; as joint bookrunner with respect to an offering of the Company’s 3.625% Senior Notes due 2015 (aggregate principal amount $500,000,000) and 5.000% Senior Notes due 2020 (aggregate principal amount $500,000,000) in June 2010; and as financial advisor to the Company in connection with the sale of its interest in its Genetic Testing and Diagnostics business units in December 2010 and January 2011, respectively. In addition, as publicly disclosed by the Company, on June 17, 2010, the Company entered into an accelerated share repurchase agreement with Goldman, Sachs & Co. for the repurchase of $1 billion of Shares. Goldman Sachs also has provided certain investment banking services to Sanofi and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to Sanofi in connection with its acquisition of Chattem, Inc. in December 2009. Goldman Sachs may also in the future provide investment banking services to the Company, Sanofi and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated August 26, 2010, as amended, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Offer and the Transaction. Pursuant to the terms of this engagement letter, Goldman Sachs has received fees for its services in connection with the Offer, and the Company has agreed to pay Goldman Sachs a customary transaction fee, the principal portion of which is contingent upon consummation of the Revised Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities that may arise out of Goldman Sachs’ engagement.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses contained in the joint presentation delivered by Credit Suisse and Goldman Sachs (together, the “co-financial advisors”) to the Company Board on February 15, 2011 in connection with the rendering of their respective opinions described above. Portions of the joint presentation were prepared by Credit Suisse and did not form a part of Goldman Sachs’ analysis, and portions of the joint presentation were prepared by Goldman Sachs and did not form a part of Credit Suisse’s analysis. The following summary does not purport to be a complete description of the financial analyses performed by each of the co-financial advisors, nor does the order of analyses described represent relative importance or weight given to those analyses by each of the co-financial advisors. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of each of the co-financial advisors’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 15, 2011 and is not necessarily indicative of current market conditions.

Illustrative Intrinsic Values of a CVR.  The co-financial advisors calculated illustrative probability-adjusted intrinsic values of the potential payouts to be made in respect of each CVR by discounting to present value as of December 31, 2010 probability-adjusted estimates of the payouts per CVR reflecting Company management’s estimates as to the probability and timing of achieving the CVR milestones (summarized below under “CVR Projections” under “Projected Financial Information”) and applying discount rates ranging from 7.5% to 9.5%, reflecting estimates of the Company’s weighted average cost of capital. These calculations resulted in a range of illustrative probability-adjusted intrinsic values from $5.42 to $5.75.

Discounted Cash Flow Analyses.  Each of Credit Suisse and Goldman Sachs performed a discounted cash flow (“DCF”) analysis of the Company to derive a range of illustrative values for the Shares as follows:

DCF Analysis of the Company (excluding Pipeline Products).  Credit Suisse and Goldman Sachs each separately performed a DCF analysis to calculate a range of illustrative present values per Share (excluding the effect of the Company’s alemtuzumab MS, mipomersen and ataluren products (the “Pipeline Products”)) based on estimates of the unlevered free cash flows expected to be generated by the Company over the period from 2011 through 2015, excluding cash flows from the Pipeline Products from Company management’s updated forecasts.

Each of Credit Suisse and Goldman Sachs separately calculated a range of illustrative terminal values for the Company (excluding the Pipeline Products) as of December 31, 2015. Credit Suisse calculated a range of illustrative terminal values for the Company (excluding the Pipeline Products) by applying illustrative terminal multiples ranging from 9.5x to 13.5x to Company management’s estimate of the Company’s 2016 unlevered net income (excluding the effect of the Pipeline Products).

Goldman Sachs calculated a range of illustrative terminal values for the Company (excluding the Pipeline Products) as of December 31, 2015 by applying perpetuity growth rates ranging from 0.0% to 2.0% to estimates of the Company’s unlevered free cash flows for 2015 (excluding cash flows from the Pipeline Products) from Company management’s updated forecasts.

Using discount rates ranging from 7.5% to 9.5%, reflecting estimates of the Company’s weighted average cost of capital, each of the co-financial advisors separately discounted to present value as of December 31, 2010 estimates of the Company’s unlevered free cash flows for the period from 2011 through 2015 from Company management’s updated forecasts (excluding cash flows from the Pipeline Products) and the range of illustrative terminal values it derived for the Company (excluding the Pipeline Products) as described above to derive a range of illustrative enterprise values for the Company (excluding the Pipeline Products). Each co-financial advisor reduced the range of illustrative enterprise values it calculated by the amount by which the Company’s cash and cash equivalents (including cash received from the sales of the Company’s Genetic Testing and Diagnostics Businesses less estimated taxes payable in connection with those sales), short-term investments and investments in equity securities exceeded the Company’s outstanding indebtedness based on information provided by Company management and divided the result by the number of fully diluted outstanding Shares of the Company as of December 31, 2010 (based on information provided by Company management) to derive its range of illustrative present values for the Shares (excluding the Pipeline Products).

DCF Analysis of each of Pipeline Products.  The co-financial advisors then jointly performed DCF analyses to derive a range of illustrative present value indications per Share for each of the Pipeline Products based on Company management’s updated forecasts of the unlevered free cash flows expected to be generated by the Company from each of the Pipeline Products over the period from 2011 through 2020. The co-financial advisors jointly calculated a range of implied terminal values for each of the Pipeline Products by applying ranges of perpetuity growth rates to estimates of the Company’s unlevered free cash flows for 2020 from each Pipeline Product from Company management’s updated forecasts as follows:

•	for alemtuzumab MS — perpetuity growth rates ranging from (10)% to (5)%; and

•	for mipomersen and ataluren — perpetuity growth rates ranging from (2.0)% to 2.0%.

Using discount rates ranging from 7.5% to 9.5%, the co-financial advisors jointly discounted to present value as of December 31, 2010 estimates of the Company’s unlevered free cash flows from each of the Pipeline Products over the period from 2011 through 2020 from Company management’s updated forecasts and the range of illustrative terminal values they jointly derived for each of the Pipeline Products as described above to derive a range of illustrative enterprise values for each of the Pipeline Products. The co-financial advisors divided the range of illustrative enterprise values they calculated for each Pipeline Product by the number of fully diluted outstanding Shares of the Company as of December 31, 2010 (based on information provided by Company management) to derive a range of illustrative present value indications per Share for each of the Pipeline Products.

DCF Analysis of the Company Plus Pipeline Products.  Credit Suisse and Goldman Sachs each calculated a range of illustrative values per Share (including the value of the Pipeline Products) by adding (1) the respective high and low illustrative value indications per Share (excluding the Pipeline Products) each separately derived and (2) the high and low illustrative value indications per Share they jointly derived for each of the Pipeline Products.

The results of these analyses are summarized as follows:

Illustrative per
Share Values

DCF Analysis of the Company (Excluding Pipeline Products)
Credit Suisse Analysis	$55.80 - $ 75.30
Goldman Sachs Analysis	$56.58 - $ 88.66
Joint DCF Analysis by Financial Advisors of Pipeline Products
alemtuzumab MS	$11.93 - $ 16.63
mipomersen	$ 1.94 - $ 4.10
ataluren	$ 1.11 - $ 2.49
DCF Analysis of the Company Plus Pipeline Products
Credit Suisse Analysis	$70.79 - $ 98.52
Goldman Sachs Analysis	$71.56 - $111.88

Selected Companies Analysis/Trading Comparables Analysis.  Credit Suisse performed a Selected Companies Analysis and Goldman Sachs performed Trading Comparables Analysis. Each of these analyses is described below. For purposes of their respective analyses, the co-financial advisors chose the selected companies listed below (the “Selected Companies”):

•	Allergan, Inc.

•	Amgen Inc.

•	Biogen Idec Inc.

•	Celgene Corporation

•	Gilead Sciences, Inc.

•	Shire plc.

Although none of the Selected Companies is directly comparable to the Company, these companies were chosen because they are publicly traded companies in the biopharmaceuticals industry with operations that for purposes of analysis may be considered similar to the current operations of the Company.

Selected Companies Analysis — Credit Suisse.  For purposes of its analysis, Credit Suisse calculated and reviewed the following public market multiples for each of the Selected Companies, as of February 14, 2011, the trading day prior to the day before the announcement of the Transaction:

•	enterprise value of the Selected Company as a multiple of estimated 2011 earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the Selected Company; and

•	the Selected Company’s closing share price on February 14, 2011 as a multiple (a P/E Multiple”) of estimated 2011 earnings per share (“EPS”) for the Selected Company.

For purposes of calculating these multiples, Credit Suisse utilized:

•	an enterprise value for each Selected Company calculated by multiplying the number of fully diluted outstanding shares of that Selected Company derived from the Selected Company’s most recent public filings by the Selected Company’s closing share price on February 14, 2011, and adding the amount of the company’s net debt (total debt plus non-controlling interest less cash and cash equivalents and equity investments) as reflected in its most recent public filings as of February 14, 2011; and

•	estimates of the 2011 EBITDA and EPS for each Selected Company derived from estimates for that Selected Company published as of February 14, 2011 by certain Wall Street research analysts.

The results of these calculations are summarized as follows:

	Selected Companies
	Mean		Median

Enterprise Value to 2011E EBITDA	9.7	x	9.6	x
2011 P/E Multiple	14.2	x	13.7	x

Credit Suisse applied a range of indicative multiples of 7.5x to 9.5x to Company management’s estimate of the Company’s 2011 EBITDA and a range of indicative multiples of 13.0x to 15.0x to Company management’s estimate of the Company’s 2011 EPS to derive two separate ranges of illustrative enterprise values for the Company. The selected multiple ranges were chosen based on Credit Suisse’s judgment and experience after reviewing the Selected Companies and their corresponding multiples taken as a whole and do not reflect separate or quantifiable judgments regarding individual multiples or companies.

Credit Suisse took the highest and lowest illustrative enterprise values from the two separate ranges of illustrative enterprise values to derive a final range of illustrative enterprise values for the Company for purposes of this analysis. Credit Suisse then reduced this final range of illustrative enterprise values by the amount by which the Company’s cash and cash equivalents (including cash received from the sales of the Company’s Genetic Testing and Diagnostics Businesses less estimated taxes payable in connection with those sales), short-term investments and investments in equity securities exceeded the Company’s outstanding indebtedness based on information provided by Company management and divided the result by the number of fully diluted outstanding Shares of the Company as of December 31, 2010 (based on information provided by Company management) to derive the following range of illustrative values for the Shares:

Illustrative Value Per Share Range	$53.07 - $68.52

Trading Comparables Analysis — Goldman Sachs.  Goldman Sachs reviewed and compared certain financial information and public market multiples for the Company as of July 1, 2010, the day prior to market rumors surfaced indicating Sanofi was interested in a potential large acquisition in the United States, and as of February 14, 2011, the trading day prior to the day before the announcement of the Transaction, to corresponding financial information and public market multiples for the Selected Companies as of July 1, 2010 and February 14, 2011.

For the Company and each of the Selected Companies, Goldman Sachs calculated the following multiples as of July 1, 2010 and February 14, 2011:

•	enterprise value of the company as a multiple of estimated 2011 revenue for the company;

•	enterprise value of the company as a multiple of estimated 2011 EBITDA for the company;

•	the P/E Multiple for the company based on estimated 2011 EPS for the company; and

•	the 2011 P/E Multiple for the company divided by the estimated long-term growth rate of the company (the “PEG”).

For purposes of calculating these multiples for the Company, Goldman Sachs utilized:

•	the Company’s closing Share price of $49.86 on July 1, 2010, and the Company’s closing Share price of $71.77 on February 14, 2011;

•	enterprise values for the Company calculated by multiplying:

•	the closing Share price on July 1, 2010, by the number of the Company’s fully diluted outstanding Shares calculated based on the latest public filings by the Company as of July 1, 2010, and adding the amount of the Company’s net cash based on the latest public filings by the Company as of July 1, 2010, giving pro forma effect to the $1 billion notes offering by the Company in July 2010 and the repurchase of Shares with the proceeds of the notes offering at an illustrative price of $60 per Share; and

•	the closing Share price on February 14, 2011, by the number of fully diluted outstanding Shares of the Company as of December 31, 2010 (based on information provided by Company management) and adding the amount by which the Company’s cash and cash equivalents (including cash received from the sales of the Company’s Genetic Testing and Diagnostics Businesses less estimated taxes payable in connection with those sales), short-term investments and investments in equity securities exceeded the Company’s outstanding indebtedness based on information provided by Company management;

•	estimates of the 2011 revenue, EBITDA and EPS of the Company, and an estimate of the Company’s long term growth rate, in each case derived from the median estimates for the Company published by Institutional Brokers’ Estimate System (“IBES”) as of July 1, 2010 and February 14, 2011, respectively.

For purposes of calculating the multiples and ratios for the Selected Companies, Goldman Sachs utilized:

•	each company’s closing share price on July 1, 2010 and February 14, 2011;

•	an enterprise value for each company calculated by multiplying the number of fully diluted outstanding shares of that company derived from the company’s most recent public filings by that company’s closing share price on July 1, 2010 and February 14, 2011, respectively, and adding to that result the amount of the company’s net debt (total debt plus non-controlling interest less cash and cash equivalents and equity investments) as reflected in its most recent public filings as of July 1, 2010 and February 14, 2011, respectively; and

•	estimates of the 2011 revenue, EBITDA and EPS for each company, and an estimate of that company’s long term growth rate, in each case derived from estimates for that company published as of July 1, 2010 and February 14, 2011, respectively, by certain Wall Street research analysts.

The results of these calculations are summarized as follows:

	Selected Companies
			Median		Median		Company		Company
	Range		(7/1/10)		(2/14/11)		(7/1/10)		(2/14/11)

Enterprise Value as a Multiple of:
2011E Revenue	3.2x-5.5	x	3.4	x	3.9	x	2.3	x	3.7	x
2011E EBITDA	6.8x-12.9	x	8.3	x	9.6	x	7.1	x	11.9	x
2011E P/E Multiples	9.5x-20.6	x	11.7	x	13.7	x	13.1	x	17.3	x
2011E PEG	0.7x-1.4	x	1.0	x	1.2	x	0.7	x	0.7x

Goldman Sachs applied a range of indicative multiples of 10.0x to 17.0x to (1) Company management’s estimate of the Company’s 2011 EPS from Company management’s updated forecasts and (2) the median 2011 EPS estimate for the Company published by IBES. The selected multiple range was chosen based on Goldman Sachs’ judgment and experience after reviewing the Selected Companies and their corresponding multiples taken as a whole and do not reflect separate or quantifiable judgments regarding individual multiples or companies.

The results of these calculations are summarized as follows:

Illustrative per
Share Values

2011E EPS
Company Management Estimate	$40.82 - $69.40
IBES Estimate	$41.40 - $70.38

Selected Acquisitions Analysis. — Credit Suisse.  Credit Suisse reviewed certain transaction multiples for each of the selected transactions listed below (the “Selected Transactions”). The Selected Transactions were transactions publicly announced between September 2005 and February 14, 2011 that involved target companies with businesses in the biopharmaceuticals industry and reflected a transaction enterprise value for the target of over $6 billion. The Selected Transactions were:

Acquiror	Target	Date Announced

Roche Holding Ltd.	Genentech, Inc.	March 2009
Merck & Co., Inc.	Schering-Plough Corporation	March 2009
Pfizer Inc.	Wyeth	January 2009
Eli Lilly and Company	ImClone Systems Incorporated	October 2008
Takeda Pharmaceutical Company Limited	Millennium Pharmaceuticals, Inc.	April 2008
AstraZeneca PLC	MedImmune, Inc.	April 2007
Merck KgaA	Serono S.A.	September 2006
Bayer AG	Schering AG	March 2006
Novartis AG	Chiron Corporation	September 2005

While none of the Selected Transactions is directly comparable with the Transaction, the Selected Transactions involve target companies that, for purposes of analysis, may be considered to have businesses similar to those of the Company.

For each of the Selected Transactions, Credit Suisse calculated the enterprise value of the target company (based on the consideration paid in the transaction and other publicly available information) as a multiple of:

•	each target company’s revenue and EBITDA for the last 12 months (“LTM”) prior to announcement of the transaction; and

•	estimates of each target company’s revenue and EBITDA for the year after the year in which the transaction was announced (the “Next Year”) based on estimates for that company published as of the date of the announcement of the transaction by certain Wall Street research.

The results of these calculations are summarized below:

	Selected Transactions
	Mean		Median

Enterprise Value as a Multiple of:
LTM Revenue	6.6	x	5.3	x
LTM EBITDA	15.4	x	12.9	x
Enterprise Value as a Multiple of:
Next Year Revenue	5.7	x	4.3	x
Next Year EBITDA	15.3	x	13.2	x

Credit Suisse then applied (a) a range of multiples of 4.5x to 5.5x to the Company’s revenue for the LTM period ended December 31, 2010, (b) a range of multiples of 4.0x to 5.0x to an annualized Company revenue amount based on the Company’s revenue for the six month period ended December 31, 2010, (c) a range of multiples of 3.5x to 4.5x to Company management’s estimate of the Company’s 2011 revenue, (d) a range of multiples of 13.0x to 16.0x to an annualized Company EBITDA amount based on the Company’s EBITDA for the six month period ended December 31, 2010, and (e) a range of multiples of 10.0x to 14.0x to Company management’s estimate of the Company’s 2011 EBITDA, to derive five separate ranges of illustrative enterprise values for the Company. The selected multiple ranges were chosen based on Credit Suisse’s judgment and experience after reviewing the Selected Transactions and their corresponding multiples taken as a whole and do not reflect separate or quantifiable judgments regarding individual multiples or transactions.

Credit Suisse took the highest and lowest illustrative enterprise values from the five separate ranges of illustrative enterprise values to derive a final range of illustrative enterprise values for the Company for purposes of this analysis. Credit Suisse then reduced this final range of illustrative enterprise values by the amount by which the Company’s cash and cash equivalents (including cash received from the sales of the Company’s Genetic Testing and Diagnostics Businesses less estimated taxes payable in connection with those sales), short-term investments and investments in equity securities exceeded the Company’s outstanding indebtedness based on information provided by Company management and divided the result by the number of fully diluted outstanding Shares of the Company as of December 31, 2010 (based on information provided by Company management) to derive the following range of illustrative values for the Shares:

Implied Per Share Value Range	$61.14 - $96.75

Present Value of Future Share Price Analysis — Goldman Sachs.  Goldman Sachs performed an illustrative analysis of the implied present value of potential future prices for the Shares. For this analysis, Goldman Sachs first calculated a range of illustrative future values for the Shares as of the first day of each of the years 2012 to 2015, by applying multiples of 13.0x to 15.0x to the EPS of the Company for that year set forth in Company management’s updated forecasts. The range of illustrative future values calculated for the Shares as of the first day of each of the years 2012 to 2015 were then discounted back to December 31, 2010 using a discount rate of 8.5%, reflecting an estimate of the Company’s cost of equity. The results of this analysis are summarized as follows:

Implied Per Share Value Range	$63.39 - $126.00

Historical Stock Trading Analysis.  The co-financial advisors calculated the implied equity premia and discounts that the following amounts represented as compared to the closing price for the Shares as of specified dates:

•	$69.00, the per Share consideration initially offered by the Offeror (the “Initial Offer Price”),

•	$74.00, the amount of the Cash Consideration, without regard for the CVR, and

•	$79.58, the amount of the Cash Consideration plus $5.58, an illustrative probability-adjusted intrinsic value for a CVR calculated by discounting to present value as of December 31, 2010 probability-adjusted estimates of the payouts per CVR derived based on Company management’s estimates as to the probability and timing of achieving the CVR milestones and applying a discount rate of 8.5% (together, the “Illustrative Consideration Value”).

The closing prices for the Shares to which the co-financial advisors compared the Initial Offer Price, the amount of the Cash Consideration, and the Illustrative Consideration Value were the closing prices of the Shares on each of the following dates:

•	July 1, 2010 ($49.86), the day prior to market rumors surfaced indicating Sanofi was interested in a potential large acquisition in the United States,

•	July 22, 2010 ($54.17), the day before certain press outlets reported that Sanofi had made an informal acquisition approach to the Company, and

•	February 14, 2011 ($71.77), the trading day prior to the day before the announcement of the Transaction.

This analysis indicated that the Initial Offer Price, the amount of the Cash Consideration, and the Illustrative Consideration Value reflected the following premia/discount:

		Cash	Illustrative
	Initial Offer	Consideration	Consideration
% Premium/Discount to	Price	(No CVR)	Value
Closing Share Prices on:	($69.00)	($74.00)	($79.58)

July 1, 2010 ($49.86)	38%	48%	60%
July 22, 2010 ($54.17)	27%	37%	47%
February 14, 2011 ($71.77)	(4)%	3%	11%

Premia to Illustrative Undisturbed Share Prices.  The co-financial advisors calculated ranges of illustrative undisturbed prices for the Shares (the “Undisturbed Share Prices”) by applying illustrative P/E Multiples ranging from 13.0x to 15.0x to the median of the most recent estimates for the Company’s 2011 EPS published by the IBES. The co-financial advisors then calculated ranges of implied equity premium per Share represented by each of (1) the Cash Consideration and (2) the Illustrative Consideration Value, in each case as compared to the ranges of Undisturbed Share Prices. The results of these analyses are summarized as follows:

Range of Illustrative Undisturbed Share Price	$53.82 to 62.10
Range of Premia to Illustrative Undisturbed Share Prices
Cash Consideration (No CVR) ($74.00)	19.2% to 37.5%
Illustrative Consideration Value ($79.58)	28.2% to 47.9%

Implied Multiple Analysis.

The co-financial advisors calculated the following multiples for the Company using Share prices equal to the Initial Offer Price, the amount of the Cash Consideration and the Illustrative Consideration Value:

•	Enterprise value as a multiple of estimated 2010 and 2011 revenue for the Company;

•	Enterprise value as a multiple of estimated 2010 and 2011 EBITDA for the Company giving pro forma effect to divestitures of the Company’s Diagnostics, Genetic Testing and Pharmaceuticals businesses and the Company’s Cell Therapy business as a discontinued operation; and

•	Estimated 2011 P/E Multiple for the Company.

For purposes of calculating the foregoing multiples for the Company, the co-financial advisors utilized enterprise values for the Company calculated by multiplying the number of fully diluted outstanding Shares of the Company as of December 31, 2010 (based on information provided by Company management) by each of the Initial Offer Price, the amount of the Cash Consideration and Illustrative Consideration Value and reducing the results by the amount by which the Company’s cash and cash equivalents (including cash received from the sales of the Company’s Genetic Testing and Diagnostics Businesses less estimated taxes payable in connection with those sales), short-term investments and investments in equity securities exceeded the Company’s outstanding indebtedness based on information provided by Company management. The co-

financial advisors used Company management’s estimates of the Company’s 2010 and 2011 revenue and EBITDA and 2011 EPS for purposes of these calculations.

For purposes of this analysis, the co-financial advisors also calculated certain public market multiples for the Selected Companies described above and compared the median of these multiples to the multiples calculated for the Company as described above. Although none of the Selected Companies is directly comparable to the Company, these companies were chosen because they are publicly traded companies in the biopharmaceuticals industry with operations that for purposes of analysis may be considered similar to the current operations of the Company.

For each of the Selected Companies, the co-financial advisors calculated the enterprise value of the Selected Company as a multiple of estimated 2011 revenue and 2011 EBITDA for the company. For purposes of calculating these multiples, the co-financial advisors calculated an enterprise value for each company by multiplying the number of fully diluted outstanding shares of that company derived from the company’s most recent public filings with the SEC, by the company’s closing share price on February 14, 2011 and adding the company’s net debt amount (total debt plus non-controlling interest less cash and cash equivalents and equity investments) as reflected in its most recent public filings. The co-financial advisors used estimates of the 2011 revenue and 2011 EBITDA for each Selected Company derived from estimates for the Selected Company published by certain Wall Street research analysts.

Finally, for purposes of this analysis, the co-financial advisors also calculated transaction multiples for each the nine Selected Transactions described above and compared the median of these transaction multiples to the multiples they calculated for the Company as described above. The Selected Transactions were transactions publicly announced between September 2005 and February 14, 2011 that involved target companies with businesses in the biopharmaceuticals industry and reflected a transaction enterprise value for the target of over $6 billion.

While none of the Selected Transactions is directly comparable with the Transaction, the Selected Transactions involve target companies that, for purposes of analysis, may be considered to have businesses similar to those of the Company.

For each of the Selected Transactions, the co-financial advisors calculated the transaction enterprise value for the target company (based on the consideration paid in the transaction and other publicly available information) as a multiple of the target company’s revenue and EBITDA for the LTM period prior to announcement of the transaction.

The following table compares the multiples the co-financial advisors calculated for the Company to the median of the public multiples they calculated for the Selected Companies and the median of the transaction multiples they calculated based on the consideration paid in the Selected Transactions.

				Median	Median
		Cash	Illustrative	Trading	Transaction
	Initial Offer	Consideration	Consideration	Multiples	Multiples for
	Price	(No CVR)	Value	for Selected	Selected
	($69.00)	($74.00)	($79.58)	Companies	Transactions

Enterprise Value/Revenue
2010E/LTM	4.4x	4.7x	5.1x		5.3x
2011E	3.5x	3.8x	4.1x	3.9x
Enterprise Value/EBITDA
2010E /LTM	18.7x	20.3x	21.9x		12.9x
2011E	9.6x	10.4x	11.2x	9.6x
PE Multiple (2011E EPS)	16.9x	18.1x	19.5x	13.7x

The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, the respective opinions of the co-financial advisors and the respective analyses underlying these opinions are not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the respective opinion of each of the co-financial advisors. In arriving at its fairness determination, each of the co-financial advisors considered the results of all of its analyses and did not attribute any particular weight to any individual analysis, analytic method or factor considered by it. Rather, each of the co-financial advisors made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Sanofi or the contemplated Transaction.

Each of the co-financial advisors prepared its analyses for purposes of providing its opinion to the Company Board as to the fairness from a financial point of view of the Consideration to be paid to the holders of Shares (other than Sanofi and its affiliates) pursuant to the Merger Agreement as of the date of the written opinion. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Sanofi, Credit Suisse, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Consideration was determined through arm’s-length negotiations between the Company and Sanofi and was approved by the Company Board. The co-financial advisors provided advice to the Company during these negotiations. The co-financial advisors did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, the respective fairness opinions of the co-financial advisors were one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by the co-financial advisors in connection with the fairness opinions and is qualified in its entirety by reference to the written opinions of Credit Suisse and Goldman Sachs attached as Annex C and Annex D, respectively.

Projected Financial Information

Financial Projections

In October 2010, in connection with the initial Offer, Company management provided to the Company Board and to the Company’s financial advisors Company management’s internal non-public standalone financial forecasts regarding the Company’s anticipated future operations, internal non-public financial forecasts regarding three of the Company’s pipeline products: alemtuzumab MS, mipomersen and ataluren, and Company management’s probabilities of success for alemtuzumab MS, mipomersen and ataluren. Company management’s internal non-public standalone financial forecasts regarding the Company’s anticipated future operations, as probability adjusted to reflect Company management’s estimates of the probabilities of success of alemtuzumab MS, mipomersen and ataluren, that were presented to the Company Board and provided to the Company’s financial advisors for their use are summarized below:

Initial Projections

	Year Ending December 31,
	2011	2012	2013	2014	2015
	(Dollars in millions, except per Share information)

Revenue	$5,063	$5,806	$7,003	$8,317	$9,268
Gross Margin	3,895	4,573	5,583	6,680	7,393
EBIT	1,378	1,828	2,483	3,125	3,445
D&A	557	546	467	459	439
EBITDA	1,936	2,375	2,950	3,584	3,884
Net Income	1,168	1,515	2,036	2,559	2,848
Diluted Shares	262	254	242	233	223
EPS	$4.46	$5.98	$8.41	$10.96	$12.75
After Tax Int. Exp	31.9	31.9	31.9	31.9	24.6
Adjusted EPS	$4.34	$5.85	$8.28	$10.83	$12.64
Capital Expenditures	$(560)	$(544)	$(443)	$(433)	$(421)
Unlevered Free Cash Flows	325	1,048	1,372	1,706	2,157
VIP Cost Savings	240	269	334	334	334

The key assumptions underlying the Initial Projections include:

•	Overall revenue growth rates for the Company of between 3.0% and 24.5% per year, with a compound annual growth rate from 2011-2015 of 16.3%.

•	EBIT and EBITDA include stock-based compensation expense.

•	A 60%, 46% and 32% probability of success adjustment for alemtuzumab MS, mipomersen and ataluren, respectively; no probability adjustment was made for other pipeline products.

•	The projections are pro forma for anticipated cost savings resulting from the Company’s Value Improvement Program (VIP) Initiative and divestitures of the Company’s Genetics, Diagnostics and Pharmaceutical Intermediates businesses.

•	$1 billion both from divestitures and ongoing cash flow is used to repurchase approximately 14.0 million additional Shares in 2011 at an illustrative price of $71 per Share; ongoing future Share repurchases of $0.9 billion, $1.3 billion, $1.8 billion, $2.3 billion in 2012-2015 at illustrative purchase prices of $74.19, $85.32, $98.12 and $112.84 per Share, respectively, assuming 15% annual price increases.

•	Adjusted EPS calculated reflecting 100% of the interest cost associated with the Company’s outstanding debt as an expense.

In January 2011, the Company publicly announced revised 2011 earnings guidance. This guidance was revised based on actual results for 2010 and modifications to the Company’s 2011 budget approved by the Company Board. At that time, Company management updated its longer-term forecasts to reflect the revisions to the 2011 budget approved by the Company Board and provided the updated projections, as adjusted, to its financial advisors. Then, in February 2011, Company management provided the Company Board and the Company’s financial advisors with updated projections that reflected the following additional adjustments to the updated forecasts:

•	Due to pricing and marketing considerations with respect to alemtuzumab MS, revenues and expenses associated with Campath for oncology were removed from the second half of 2011 through 2015 (reducing 2011 gross margin by $40 million and reducing 2011 EPS to $4.21).

•	Estimated remediation costs associated with the Company’s Allston Landing facility were increased (adding $100 million of additional pre-tax expenses in 2012-2015 and reducing 2012 EPS by $0.29).

•	Estimated sales and marketing and R&D costs from 2012-2020 associated with the commercialization of alemtuzumab MS were increased (increasing unprobabilized SG&A and R&D expenses from $5 million to $50 million in 2012-2015).

•	The probability of success estimates for alemtuzumab MS, mipomersen and ataluren were revised downward to 58%, 34% and 10%, respectively.

Company management’s updated projections, as probability adjusted to reflect Company management’s updated estimates of the probabilities of success of alemtuzumab MS, mipomersen and ataluren, that were used by the Company’s financial advisors in connection with the rendering of their opinions (which are attached as Annex C and Annex D to this Schedule 14D-9) to the Company Board and performing their related financial analyses (as described under the heading “Opinions of Financial Advisors to the Company Board” in this Item 4 of this Schedule 14D-9), are summarized below:

Updated Projections

	Year Ending December 31,
	2011	2012	2013	2014	2015
	(Dollars in millions, except per Share information)

Revenue	$4,956	$5,686	$6,883	$8,072	$8,933
Gross Margin	3,792	4,393	5,360	6,392	7,033
EBIT	1,268	1,655	2,285	2,849	3,098
D&A	558	545	464	452	429
EBITDA	1,827	2,200	2,748	3,301	3,527
Net Income	1,109	1,385	1,884	2,343	2,570
Diluted Shares	264	256	244	234	219
EPS	$4.21	$5.42	$7.71	$10.01	$11.75
After Tax Int. Exp	33	32	32	32	25
Adjusted EPS	$4.08	$5.29	$7.58	$9.87	$11.64
Capital Expenditures	$(540)	$(543)	$(440)	$(428)	$(412)
Unlevered Free Cash Flows	399	989	1,242	1,505	1,913
VIP Cost Savings	275	385	385	385	385

CVR Projections

The Company also provided the Company Board and the Company’s financial advisors with Company management’s assessments as to the probability and estimated timing of achievement of the Approval Milestone, the Product Sales Milestones and the Production Milestone (each as defined in the CVR Agreement) with respect to the CVRs (the “CVR Projections”). The Company’s financial advisors calculated an illustrative midpoint probability-adjusted intrinsic value of the potential payouts to be made in respect of each CVR by discounting to present value as of December 31, 2010 estimates of the payouts per CVR reflecting the CVR Projections and applying a discount rate of 8.5%, as reflected in the right column below:

CVR Projections
(all milestones as defined in the CVR Agreement)

				Illustrative Midpoint
	Potential	Estimated Timing of	Probability	Probability-Adjusted
CVR Milestone	Payout Per CVR	Achievement	Adjustment	Intrinsic Value

Production Milestone	$1.00	Q4 2011	70%	$0.65
Approval Milestone	$1.00	Q3 2012	90%	$0.78
Product Sales Milestone #1	$2.00	Q3 2013	80%	$1.28
Product Sales Milestone #2	$3.00	Q3 2014	54%	$1.19
Product Sales Milestone #3	$4.00	Q3 2015	51%	$1.38
Product Sales Milestone #4	$3.00	Q3 2016	16%	$0.30

Total	$14.00			$5.58

The key assumptions underlying the table above include:

•	CVR Projections of unprobabilized alemtuzumab MS revenues of $49 million, $898 million, $2.1 billion, $2.8 billion, $3.3 billion, $3.5 billion, $3.2 billion, $2.5 billion and $1.9 billion in 2012 through 2020, respectively.

•	Discount rate of 8.5% represents midpoint of the estimates of the Company’s weighted average cost of capital of 7.5%-9.5%.

The projections provided above, including the CVR Projections (collectively, the “Projections”), have been prepared based on information from Company management and are the responsibility of Company management. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included in this Schedule 14D-9 to influence a Company shareholder’s decision whether to tender Shares in the Revised Offer, but is being included because the Projections were made available by the Company to the Company Board and used by Credit Suisse and Goldman Sachs in connection with the rendering of their opinions to the Company Board and performing their related financial analysis, as described under the heading “Opinions of Financial Advisors to the Company Board” in this Item 4 of this Schedule 14D-9.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s annual report on Form 10-K for the year ended December 31, 2010. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to necessarily be reflective of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Sanofi, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, Company shareholders are cautioned not to place undue, if any, reliance on the Projections.”

4. The following paragraphs replace the paragraph under the heading “(c) Intent to Tender”:

“To the knowledge of the Company, after making reasonable inquiry, all of the Company’s directors and executive officers currently intend to tender all Shares held of record or beneficially owned by such persons for exchange pursuant to the Revised Offer (other than Shares held by directors or executive officers that may be transferred prior to the Acceptance Time for estate planning or philanthropic purposes). The foregoing does not include any Shares over which, or with respect to which, any such director, executive officer or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Pursuant to the terms of the Merger Agreement, the Company granted Offeror an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase newly issued Shares at a price per Share equal to the greater of (i) the closing price of a Share on Nasdaq the last trading day prior to the exercise of the Top-Up Option or (ii) the Cash Consideration. A summary of this irrevocable option is described in Item 8 below under the heading “Top-Up Option.”

Item 5.	Persons/Assets, Retained, Employed, Compensation or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by deleting the first two paragraphs under the heading and replacing them with the following:

“The Company retained Credit Suisse and Goldman Sachs to act as its financial advisors in connection with the Company’s analysis and consideration of Sanofi’s initial proposal to acquire the Company, the initial Offer, the Revised Offer and the Merger. In connection with this engagement, Credit Suisse and Goldman Sachs will each receive fees of approximately $30 million from the Company, consisting of financial advisory fees of approximately $5 million in the aggregate and an additional approximately $25 million, $3 million of which became payable upon the announcement of the Merger Agreement, and the remaining portion of which becomes payable upon consummation of the Revised Offer. The Company has also agreed to reimburse Credit Suisse and Goldman Sachs for their reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Credit Suisse and Goldman Sachs and related persons against certain liabilities in connection with their engagements. In addition, Sanofi has advised the Company that, since 2008, it has paid Goldman Sachs approximately $11 million in connection with financial advisory services and related matters, including having acted as financial advisor to Sanofi in connection with its acquisition of Chattem, Inc. in December 2009. Sanofi has advised the Company that is has not paid Credit Suisse any fees since 2008 for financial advisory services. Additional information pertaining to the retention of Credit Suisse and Goldman Sachs by the Company in Item 4 under the heading “Background and Reasons for the Recommendation of the Company Board — Reasons for the Recommendation of the Company Board — Opinions of Financial Advisors to the Company Board” is hereby incorporated by reference in this Item 5.

The written opinion of Credit Suisse attached as Annex C hereto lists other investment banking and other financial services Credit Suisse and its affiliates have in the past provided, and are currently providing, to the Company and its affiliates for which Credit Suisse and its affiliates have received, or would expect to receive, compensation. The written opinion of Goldman Sachs attached as Annex D hereto lists other investment banking services Goldman Sachs has in the past provided, and is currently providing, to the Company and its affiliates for which its Investment Banking Division has received, or would expect to receive, compensation.”

Item 6.	Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the Item:

“On September 30, 2010, Douglas A. Berthiaume and Victor J. Dzau each were credited with 367.956 shares of phantom stock which had accrued under the Company’s directors’ deferred compensation plan from July 1, 2010 to September 30, 2010. On December 31, 2010, Douglas A. Berthiaume and Victor J. Dzau each were credited with 322.9 shares of phantom stock which had accrued under the Company’s directors’ deferred compensation plan from October 1, 2010 until December 31, 2010.”

Item 7.	Purposes of the Transaction and Plans or Proposals.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraphs under the heading with the following:

“Except as described in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company does not have any knowledge of any negotiation being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by Sanofi, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries of (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as described or referred to in this Schedule 14D-9 or the annexes or exhibits to this Schedule 14D-9 or the Revised Offer, to the knowledge of the Company, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Revised Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.”

Item 8.	Additional Information.

Item 8 is hereby revised and supplemented as follows:

1. The following paragraphs replace the paragraph under the heading “(a) Appraisal Rights”:

“Company shareholders will not have appraisal rights in connection with the Revised Offer. However, if Offeror purchases Shares in the Revised Offer, and a subsequent Merger (including a short-form merger) involving the Company is consummated, Company shareholders immediately prior to the Effective Time of such Merger may have the right pursuant to the provisions of Section 13.02(a)(1) of the MBCA to obtain payment of the fair value of their Shares. If appraisal rights become available, dissenting shareholders who comply with the applicable statutory procedures will be entitled, under Sections 13.01 through 13.31 of the MBCA, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share paid in the Revised Offer or any subsequent Merger or the market value of the Shares. The value so determined could be more or less than the price per Share paid in the Revised Offer or any subsequent Merger. For the avoidance of doubt, the Company, Sanofi and Offeror have acknowledged and agreed that, in any proceeding to determine fair value of Shares described herein, the fair value of the Shares subject to the proceeding shall be determined in accordance with the MBCA without regard to the Top-Up Option or any Top-Up Shares.

Appraisal rights cannot be exercised at this time.  If appraisal rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to properly exercise their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of the Company shareholders to seek appraisal rights under Massachusetts law does not purport to be a complete statement of the procedures to be followed by the Company shareholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Sections 13.01 through 13.31 of the MBCA. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the MBCA.”

2. The following information is added following the last paragraph under the heading “(d) Litigation — Federal Cases”:

“The Company filed a Motion to Dismiss the Consolidated Federal Action on February 16, 2011.”

3. The following information is added following the last paragraph under the heading “(d) Litigation — State Cases”:

“The Company filed a Motion to Dismiss the Consolidated State Action on December 6, 2010.”

4. The following information is added following the last paragraph under the heading “(d) Litigation”:

‘‘(e)  Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted to Offeror the Top-Up Option, exercisable in whole but not in part on one occasion, to purchase the Top-Up Shares at a price per Share equal to the greater of (i) the closing price of a Share on Nasdaq the last trading day prior to the exercise of the Top-Up Option or (ii) the Cash Consideration. If Offeror, Sanofi and their subsidiaries own at least 75% but less than 90% of the outstanding Shares, after the Acceptance Time or expiration of any applicable subsequent offering period, Offeror must exercise the Top-Up Option promptly (within one business day) after Offeror has accepted for payment all Shares validly tendered in the Revised Offer at the Acceptance Time or the expiration of a subsequent offering period, as applicable, if certain conditions are satisfied. These conditions include that the exercise of the Top-Up Option would not require the Company to issue more Shares than it has authorized and available for issuance, giving effect to Shares reserved for issuance under the Company’s equity plans and agreements as if such Shares were outstanding. For the avoidance of doubt, the Company, Sanofi and Offeror have acknowledged and agreed that in any proceeding by a Company shareholder demanding payment of fair value for Shares in accordance with Part 13 of the MBCA, and to the fullest extent permitted by applicable law, the fair value of the Shares subject to such a proceeding shall be determined in accordance with Part 13 of the MBCA without regard to the Top-Up Option or any Top-Up Shares.

The aggregate purchase price for the Shares purchased upon exercise of the Top-Up Option would be paid by Offeror as follows: (i) the portion of the aggregate purchase price equal to the par value of the Top-Up Shares would be paid in cash and (ii) the balance of the remaining aggregate purchase price for the Top-Up Shares may be paid, at Offeror’s option, in cash or by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Shares, or some combination thereof. The Company Board has determined that such consideration for the Top-Up Shares is adequate. Any such promissory note will be in the form attached as Annex II to the Merger Agreement and would include the following terms: (i) the maturity date would be one year after issuance, (ii) the unpaid principal amount would accrue simple interest at a per annum rate of 1.31% and (3) the promissory note may be prepaid in whole or in part at any time, without penalty or prior notice.

The Top-Up Option will terminate upon the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Offeror to effect a short-form merger pursuant to applicable Massachusetts law at a time when the approval of the Merger at a meeting of the Company’s shareholders would otherwise be assured because of Offeror’s collective ownership of a majority of the Shares following completion of the Revised Offer.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit (e)(16) hereto and is incorporated herein by reference.”

3. The following information replaces the section entitled “(f) Cautionary Note Regarding Forward-Looking Statements”:

‘‘(f)  Vote Required to Approve the Merger.

The MBCA provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would be otherwise be entitled to vote on a merger, that corporation can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Revised Offer or otherwise, Offeror acquires or controls at least 90% of the outstanding Shares, Offeror will effect the Merger without prior notice to, or any action by, any other Company shareholder. If Offeror acquires less than 90% of the outstanding Shares, the affirmative vote by Company shareholders of a majority of the outstanding Shares will be required under the MBCA to effect the Merger.

(g)	Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 contains forward-looking statements that are not historical facts. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “potential,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “approximate,” “probability,” “outlook,” “forecast” or “continue” or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding alternatives for the Company and its assets; statements regarding the strategic plans of the Company, execution of the Company’s five point plan, the potential of the Company’s pipeline projects, and projected financial information; statements of expectation or belief; and statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Revised Offer and the Merger; uncertainties as to how many Company shareholders will tender their Shares in the Revised Offer; the possibility that competing offers will be made; the possibility that various closing conditions will not be satisfied or waived; the effects of disruption making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the Revised Offer may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; risks associated with development, manufacturing and commercialization of products and product candidates; financial market conditions; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the information referred to under the heading “Risk Factors” section of the Company’s annual report on Form 10-K for the year ended December 31, 2010 and filed with the SEC on March 1, 2011. Copies of the Company’s filings with the SEC may be obtained at the “Investors” section of the Company’s website at http://www.genzyme.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement. The Company acknowledges that forward-looking statements made in connection with the Revised Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.”

Item 9.	Exhibits.

Exhibit No.	Description

(a)(44)	Opinion of Credit Suisse, dated February 15, 2011 (included as Annex C to this Schedule 14D-9).
(a)(45)	Opinion of Goldman Sachs, dated February 16, 2011 (included as Annex D to this Schedule 14D-9).
(a)(46)	Press release issued by Genzyme, dated March 7, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION

By:	/s/ Peter Wirth
Name:     Peter Wirth

Title:	Executive Vice President; Secretary

Dated: March 7, 2011

Annex C

CREDIT SUISSE SECURITIES (USA) LLC Eleven Madison Avenue Phone +1 212 325 2000 New York, NY 10010 www.credit-suisse.com

PRIVILEGED AND CONFIDENTIAL

February 15, 2011

Board of Directors
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Genzyme Corporation (the “Company”), other than Sanofi-Aventis (“Parent”) and its affiliates, of the Consideration (as defined below) to be received by such stockholders in the Transaction (as defined below) pursuant to the terms of the Agreement and Plan of Merger, to be dated as of February 16, 2011 (the “Merger Agreement”), by and among Parent, GC Merger Corp., a wholly owned subsidiary of Parent (the “Purchaser”), and the Company. The Merger Agreement provides for, among other things, (a) Purchaser to amend its tender offer for the shares of Company Common Stock to be an exchange offer (as amended, the “Offer”) by Purchaser to purchase all of the outstanding shares of Company Common Stock for consideration per share of Company Common Stock comprised of (x) $74.00 in cash, without interest (the “Cash Consideration”) and (y) one contingent value right (the “CVR” and together with the Cash Consideration, the “Consideration”), issued by Parent pursuant to the CVR Agreement (as defined in the Merger Agreement), and (b) following consummation of the Offer, the merger of Purchaser with and into the Company (the “Merger” and together with the Offer, the “Transaction”) pursuant to which the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock not acquired in the Offer (other than shares of Company Common Stock held in the treasury of the Company or owned by Parent or any of its affiliates) will be converted into the right to receive the Consideration. Each CVR will entitle the holder thereof to CVR Payments (as defined in the CVR Agreement) on the terms and subject to the conditions set forth in the CVR Agreement.

In arriving at our opinion, we have reviewed the Merger Agreement, a form of the CVR Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company and have met with the Company’s management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the updated financial forecasts for the Company and the assessments as to the probability and estimated timing of achievement of the Approval Milestone, each of the Product Sales Milestones and the Production Milestone (each as defined in the CVR Agreement) provided to us by the Company, the management of the Company has advised us, and we have assumed, that such forecasts and assessments have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company and the probability and timing of achievement of the Approval Milestone, each of the Product Sales Milestones and the Production Milestone,

as applicable. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the CVRs and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of the Company have advised us, and we have assumed, that the CVR Agreement, when executed, will conform to the form reviewed by us in all respects material to our analyses. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates) of the Consideration to be received in the Transaction and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. We are not expressing any opinion as to the price at which the CVRs will trade at any time or as to the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay its obligations, including in respect of the CVRs, when they come due. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company nor does it address the Company’s underlying decision to proceed with the Transaction.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We have received, and will receive, fees for our financial advisory services leading up to the Transaction and will receive additional fees, a portion of which will be payable upon execution of the Merger Agreement and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided, and are currently providing and in the future may provide, investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received, and would expect to receive, compensation, including having acted as financial advisor to the Company in connection with a proxy contest in connection with the Company’s 2010 annual meeting of shareholders in June 2010, as initial purchaser in connection with the offering of the Company’s 3.625% Senior Notes due 2015 and 5.000% Senior Notes due 2020 in June 2010, as advisor to the Company in structuring its $1 billion accelerated stock repurchase program in June 2010, as financial advisor to the Company in connection with the sale of its interest in its Genetic Testing business unit in December 2010 and as financial advisor to the Company in connection with the sale of its Diagnostic products business in January 2011. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, Parent and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any holder of Company Common Stock as to whether or not such holder should tender such Company

Common Stock in connection with the Offer, how such stockholder should vote or act on any matter relating to the proposed Merger or any other matter.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such stockholders, other than Parent and its affiliates.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ CREDIT SUISSE SECURITIES (USA) LLC

Annex D

Goldman, Sachs & Co. | 200 West Street | New York, New York 10282 Tel. 212-902-1000 | Fax. 212-902-3000

PERSONAL AND CONFIDENTIAL

February 16, 2011

Board of Directors
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than the Sanofi (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Genzyme Corporation (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of February 16, 2011 (the “Agreement”), by and among sanofi-aventis (“Sanofi”), GC Merger Corp., a wholly owned subsidiary of Sanofi (the “Purchaser”), and the Company. The Agreement provides for Purchaser to amend its pending tender offer (the “Pending Offer”) to convert it into an exchange offer (the “Exchange Offer”) for all of the Shares pursuant to which Purchaser will exchange, for each Share accepted, (x) $74.00 in cash, without interest (the “Cash Consideration”) and (y) one contingent value right (a “CVR” and together with the Cash Consideration, the “Consideration”), issued by Sanofi pursuant to the CVR Agreement (as defined in the Agreement). The Agreement further provides that, following completion of the Exchange Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Exchange Offer, the “Transaction”) and each outstanding Share (other than Shares held in the treasury of the Company or owned by Sanofi or any of its affiliates) will be converted into the right to be paid the Consideration. Each CVR will entitle the holder thereof, to CVR Payments (as defined in the CVR Agreement) in accordance with the terms and subject to the conditions set forth in the CVR Agreement.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Sanofi and any of their respective affiliates or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers, including beneficially owning Shares as a result of the trading in the securities of the Company by Goldman, Sachs & Co. in connection with its accelerated share repurchase agreement with the Company referred to below. We have acted as financial advisor to the Company in connection with the Pending Offer and the Transaction and have participated in certain of the negotiations leading to, the Transaction. We have received fees for our services in connection with the Pending Offer, and we expect to receive fees in connection with the Transaction, the principal portion of which is contingent on consummation of the Transaction. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided, and are currently providing, certain investment banking services to the Company and its affiliates for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Company with respect to a proxy contest in connection with the Company’s 2010 annual meeting of shareholders in June

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2010; as joint bookrunner with respect to an offering of the Company’s 3.625% Senior Notes due 2015 (aggregate principal amount $500,000,000) and 5.000% Senior Notes due 2020 (aggregate principal amount $500,000,000) in June 2010; and as financial advisor to the Company in connection with the sale of its interest in its genetic testing and diagnostics business units in December 2010 and January 2011, respectively. In addition, as publicly disclosed by the Company, on June 17, 2010, the Company entered into an accelerated share repurchase agreement with Goldman, Sachs & Co. for the repurchase of $1 billion of Shares. We have provided certain investment banking services to Sanofi and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Sanofi in connection with its acquisition of Chattem, Inc. in December 2009. We also may provide investment banking services to the Company, Sanofi and their respective affiliates in the future for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Merger Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2009; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; annual reports to shareholders and Annual Reports on Form 20-F of Sanofi for the five fiscal years ended December 31, 2009; certain interim reports to shareholders and quarterly reports included in Reports on Form 6-K of Sanofi; certain other communications from the Company and Sanofi to their respective shareholders; certain publicly available research analyst reports for the Company and Sanofi; the Tender Offer Statement on Schedule TO filed by Sanofi and Purchaser, with the Securities and Exchange Commission on October 4, 2010, as amended through Amendment No. 14 to the Tender Offer Statement on Schedule TO filed by Sanofi and Purchaser with the Securities and Exchange Commission on February 9, 2011; the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 with the Securities and Exchange Commission on October 7, 2010, as amended through Amendment No. 19 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on January 31, 2011; and certain financial analyses and forecasts for the Company prepared by its management, including management’s updated forecasts and its assessments as to the probability and estimated timing of achievement of the Approval Milestone, the Product Sales Milestones and the Production Milestone (each as defined in the CVR Agreement) approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company and Sanofi with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Sanofi or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Sanofi or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion

D-2

addresses only the fairness from a financial point of view, as of the date hereof, of the Consideration to be paid to the holders of Shares (other than Sanofi and any of its affiliates) pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement, the CVR Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of Shares pursuant to the Transaction or otherwise. We are not expressing any opinion as to the price at which the CVRs will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Sanofi or the ability of the Company or Sanofi to pay its obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Exchange Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Shares (other than Sanofi and its affiliates) pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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